Exhibit 99.1

GERDAU AMERISTEEL™

2009 ANNUAL REPORT

OVERCOMING CHALLENGES

GERDAU AMERISTEEL TM 2009 ANNUAL REPORT OVERCOMING CHALLENGES

PROFILE
Gerdau Ameristeel’s ability to capture synergies and motivate its experienced team throughout the United States and Canada are among its greatest core competencies. Its dynamic corporate vision has allowed the company to reap the benefits offered during strong market conditions and, perhaps even more importantly now, to implement its strategies and best practices to overcome market challenges. Gerdau Ameristeel is not only committed to growing as a business, but also to growing as a member of each community where it operates in North America.
Gerdau Ameristeel is the second largest mini-mill steel producer, and steel recycler in North America, with an annual manufacturing capacity of over twelve million tons of mill finished steel products. Our stock is traded on the Toronto and New York Stock Exchanges.
Through our vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada, offering a diverse and balanced product mix of merchant steel, rebar, structural shapes, fabricated steel, flat rolled steel and wire rod. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.
We believe our position as a part of the Gerdau Group – a 100+ year old steel company, the largest producer of long steel products in the Americas and the world leader in specialty long steel for the automotive industry, based in Brazil – gives us unique strength in a highly cyclical industry. By investing in people, processes and technology, we believe we are prepared for the changes that will inevitably occur in this dynamic global environment.
Through an extensive network of locations, Gerdau Ameristeel has the product breadth, geographic reach and service offerings required by our customers. We lead the field in meeting the high-quality product standards that our customers demand of us and that we demand of ourselves.
By focusing on our company’s objectives and pursuing goals with a renewed sense of strength and commitment to the company’s values, we believe Gerdau Ameristeel will continue to create value for its shareholders and achieve the vision of being recognized as the most successful company in the steel industry.
For additional financial and investor information, including a description of our corporate governance practices, please visit the Investor Relations section on our website, www.gerdauameristeel.com.
Cover Photo
Through an extensive network of locations, Gerdau Ameristeel has the product breadth, geographic reach and service offerings required by our customers. Our company’s products are sold for use in a variety of industries, bringing reliability and quality to large construction projects such as the Sunshine Skyway Bridge, spanning Tampa Bay, Florida. Photo© Jorge Alvarez / SuperStock.

GERDAU AMERISTEEL NORTH AMERICA CANADA UNITED STATES 19 Strategically Located Mills 24 Scrap Operations 56 Downstream Operations

MISSION
To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.
VISION
To be recognized as the most successful company in the steel industry.
VALUES
•	Safety

•	Integrity

•	Customer Driven Culture

•	Investment in People, Processes and Technology

•	Engaged Employees

•	Open Communication

•	Community and Environmental Awareness

•	Profitability

FINANCIAL HIGHLIGHTS

Income Statement	Year Ended December 31, 2009	Year Ended December 31, 2008
(in thousands, except earnings per share data)
Net Sales	$4,195,723	$8,528,480
Net Loss	(164,273)	(575,455)
Non-GAAP Adjusted Net (Loss) Income*	(73,252)	717,950
Earnings Per Common Share — diluted	(0.37)	(1.36)
Non-GAAP Adjusted (Loss) Earnings Per Common Share — diluted*	(0.17)	1.67
EBITDA**	320,265	1,509,367

*	For information regarding how the Company calculates Non-GAAP Adjusted Net (Loss) Income and Non-GAAP Adjusted (Loss) Earnings Per Common Share — diluted, please see “Management’s Discussion and Analysis — Results of Operations — Non-GAAP Financial Measures” herein

**	For information regarding how the Company calculates EBITDA, please see “Management’s Discussion and Analysis — Results of Operations – EBITDA” herein

Balance Sheet	Year Ended December 31, 2009	Year Ended December 31, 2008
(in thousands, except share price data)
Long-term Debt*	$2,360,775	$3,069,887
Shareholders’ Equity	2,870,935	2,933,492
Market Capitalization	3,574,847	2,624,006
Share Price**	8.25	6.06
Average Shares Outstanding	432,293	432,090
Shares Outstanding at Year End	433,315	433,004

*	Long-term Debt includes both affiliated and non-affiliated debt including current portion

**	Closing price on NYSE
Total Shipments
(in thousands of tons)
Net Cash Provided By Operating Activities
($ in millions)
Total Liquidity1
($ in millions)

[1]	Total Liquidity = Cash + Short-term Investments + Availability under Credit Facility
Net Sales
($ in billions)
EBITDA
($ in millions)
Total Debt
($ in billions)

CONTENTS

04 GERDAU AMERISTEEL CORPORATE OFFICERS AND DIRECTORS

05 LETTER TO SHAREHOLDERS

07 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

08 MANAGEMENT’S DISCUSSION AND ANALYSIS

08 Overview

08 Operating Segments

09 2009 Accomplishments

10 Results of Operations

15 Liquidity and Capital Resources

20 Selected Consolidated Financial Information

21 Critical Accounting Estimates and Assumptions

26 Adoption of New Accounting Pronouncements

28 Recent Accounting Pronouncements

32 Subsequent Events

32 Risks and Uncertainties

40 Managements’s Report on Internal Control Over Financial Reporting

41 CONSOLIDATED FINANCIAL STATEMENTS

41 Report of Independent Registered Certified Public Accounting Firm

42 Consolidated Balance Sheets

43 Consolidated Statements of Earnings

44 Consolidated Statements of Changes in Shareholder’s Equity

45 Consolidated Statements of Cash Flows

46 Notes to the Consolidated Financial Statements
GERDAU AMERISTEEL 2009 ANNUAL REPORT

GERDAU AMERISTEEL EXECUTIVE COMMITTEE
1. Mario Longhi
Director, President and Chief Executive Officer
2. Terry A. Sutter
Vice President, Chief Operating Officer
3. Barbara R. Smith
Vice President, Finance, Chief Financial Officer and Assistant Secretary
4. Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
5. J. Neal McCullohs
Vice President, Downstream Operations Group
6. James R. Kerkvliet
Vice President, Sales and Marketing
7. Matthew C. Yeatman
Vice President, Scrap Procurement and Operations
8. Diane E. Drum
Vice President, Chief Information Officer
9. Guilherme C.G. Johannpeter
Vice President, SBQ/Wire Rod Operations
10. Peter Campo
Vice President, Procurement and SIOP
11. Yuan Wang
Vice President, Management Systems
12. Carl Czarnik
Vice President, Human Resources
GERDAU AMERISTEEL 2009 ANNUAL REPORT

GERDAU AMERISTEEL CORPORATE OFFICERS AND DIRECTORS
BOARD OF DIRECTORS
Phillip E. Casey
Chairman of the Board
J. Spencer Lanthier
Chairman of Audit Committee and Member of Human Resources Committee
Arthur Scace
Chairman of Corporate Governance Committee and Member of Audit Committee
Richard McCoy
Member of Human Resources Committee
Rick J. Mills
Member of Audit Committee
Joseph J. Heffernan
Chairman of Human Resources Committee and Member of Corporate Governance Committee
Frederico Gerdau Johannpeter
Director
Jorge Gerdau Johannpeter
Member of Corporate Governance Committee
André Gerdau Johannpeter
Member of Human Resources Committee
Claudio Johannpeter
Director
CORPORATE OFFICERS
Mario Longhi
Director, President and Chief Executive Officer
Terry A. Sutter
Vice President, Chief Operating Officer
Barbara R. Smith
Vice President, Finance, Chief Financial Officer and Assistant Secretary
Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
J. Neal McCullohs
Vice President, Downstream Operations Group
James R. Kerkvliet
Vice President, Sales and Marketing
Matthew C. Yeatman
Vice President, Scrap Procurement and Operations
Diane E. Drum
Vice President, Chief Information Officer
Yuan Wang
Vice President, Management Systems
Guilherme C.G. Johannpeter
Vice President, SBQ/Wire Rod Operations
Peter J. Campo
Vice President, Procurement and SIOP
Carl W. Czarnik
Vice President, Human Resources
J. Mauricio Werneck G. Silva
Assistant Vice President, Treasurer
Paul J. Lawrence
Assistant Vice President, Corporate Controller
GERDAU AMERISTEEL 2009 ANNUAL REPORT CORPORATE OFFICERS & DIRECTORS

LETTER TO SHAREHOLDERS
Dear Shareholders:
This past year presented Gerdau Ameristeel with the challenge of adjusting to the continued economic downturn in the North American economy that began in the third quarter of 2008. We are proud to tell you that our employees rose to that challenge. Gerdau Ameristeel successfully navigated the turbulent conditions of 2009 while driving improvements in safety and operations, enhancing customer relationships and re-positioning the company for long-term success.
In 2009, we continued to demonstrate our commitment to safety as a core value as Gerdau Ameristeel experienced the lowest lost time injury rate in its history. The total number of lost time accidents fell by 34% when compared with 2008 and we had 39 facilities complete the year without a lost time accident. This safety performance under adverse market conditions gives us the assurance that we will continue to progress towards an injury free workplace.
Operationally we reacted quickly to the realities of the new economic environment. Prior to the downturn, we had prepared action plans that would be immediately implemented in the event of a deteriorating marketplace. We acted quickly on these contingency plans and as the downturn proved to be more severe than initially anticipated, we incorporated capacity rationalization as a further tool to improve our cost structure. This resulted in the difficult decision to stop production at our Sand Springs and Perth Amboy facilities. In executing our capacity rationalization, we leveraged the production capability and cost optimization of our other 17 steel mills to ensure that our high standard of customer service was not compromised.
The resulting capacity realignment and our continued focus on expense management have resulted in significantly lower steel manufacturing costs. With today’s reduced steel production levels, our mill manufacturing costs per ton are actually lower than in the first half of 2008 when we were operating at full capacity. These productivity initiatives have structurally reduced our cost structure to the point that modest improvements in shipment volume should have a very positive impact on our bottom line.
The accompanying graphs show the impact of the macro-economy and the corresponding drop in market demand on our steel shipments and sales in 2009. These top-line results are disappointing when compared to the preceding years, but they should be viewed in conjunction with the corresponding graphs for EBITDA and Net Cash Provided by Operating Activities. We were able to generate positive EBITDA in every quarter throughout 2009. We also maintained 2009 Net Cash Provided by Operating Activities in line with the 2008 figure at a very robust $754 million despite much lower shipment levels.
We were also successful in improving our capital structure in 2009. Our positive cash generation permitted us to pay down $712 million of outstanding long term debt. As a result, we finished the year with a net debt to total capital ratio of 37% which is in line with our long-term goal of 35%, and represents an 8% improvement over the prior year.
In the fourth quarter, we took proactive measures to improve our financial liquidity and debt maturity profile. We entered into a new $650 million Asset Backed Loan facility with an initial three year maturity and were able to extend $610 million of our 2011 debt maturities by refinancing them with proceeds from a 10 year loan agreement with a subsidiary of Gerdau S.A. The new Asset Backed Loan facility has $420 million available, and when combined with our $656 million of cash and short-term investments, gives us access to over $1.1 billion in readily available funds. We believe this liquidity position and the lack of any scheduled debt repayments until 2012 will allow us to continue to proactively manage our capital structure. In retrospect, we are pleased to be one of the few steel companies that did not dilute our shareholders by issuing equity (or debt that is convertible to equity) at the distressed levels present in the first half of 2009.
Throughout the downturn, we have continued to leverage the tools and behaviors that served us well during better times. We have enhanced our customer relationships in a manner that rewards collaborative planning for value creation and ensures that Gerdau Ameristeel will always be in a preferred position to support their growth and success. On the operational side, we have continued to leverage our business systems and our knowledge sharing with the Gerdau Group to benchmark across all of the group’s 53 steel mills. This exchange of best practices and technical knowledge is critical in our efforts to optimize productivity and remain globally competitive. In spite of the difficult times, we also remained true to our commitment of investing in our processes, technical knowledge and core competencies to accelerate value creation and continued cost improvement.
As we enter 2010, we believe the market demand for steel will slowly increase as the year progresses. Although the recovering economy still faces several hurdles including high unemployment and tight credit, overall demand for steel and steel prices seem to have stabilized. The prevailing low level of customer steel inventories throughout the distribution network should also continue to support an improving steel demand scenario.
There are also business segments, such as the nuclear power industry and renewable energy, which are expected to require facility modernization and capacity expansion. We expect to benefit from these steel intensive capital projects. We are the preferred supplier of reinforcing steel for these specialized nuclear construction projects due to the nuclear quality assurance programs we have continuously maintained, and the capability we have to deliver the steel products needed for nuclear plant construction.
GERDAU AMERISTEEL 2009 ANNUAL REPORT LETTER TO SHAREHOLDERS

Finally, let us not forget the infrastructure situation in North America. We believe Gerdau Ameristeel is well-positioned to benefit from federal and local government infrastructure stimulus packages since we are predominantly a long steel producer with a full range of products and a broad geographic reach. Although we did not see any meaningful steel demand from stimulus spending in 2009, we do believe there will be more public work expenditures in 2010. In addition, with an infrastructure deficit of more than $2.0 trillion we believe the long term requirements for upgrading goes well beyond the current government stimulus programs and further infrastructure spending in North America is inevitable. Meaningful infrastructure spending can definitely help foster economic development and quickly create job opportunities.
We are proud of the way our employees have responded to the challenges presented in 2009. By continuing to focus on what we can control, Gerdau Ameristeel has proven its ability to add value for our customers, drive operational productivity, and successfully manage through difficult economic times while positioning the company for the future. Based on our actions and accomplishments in 2009, we firmly believe our organization will continue to successfully navigate the current environment and stands to benefit significantly from the pickup in steel demand that will inevitably occur.

Mario Longhi President & Chief Executive Officer Gerdau Ameristeel

Phillip E. Casey Chairman of the Board Gerdau Ameristeel
Message from the Chairman of the Board of Directors of Gerdau S.A.
With the support and dedication of our employees, we have faced the impact of the global recession on our business with agility and flexibility. We adjusted our operations to meet the reduced global steel demand, which resulted in improved productivity and lower costs. Furthermore, our solid capital structure and prudent financial management allowed us to keep comfortable leverage ratios.
At Gerdau Ameristeel, effective daily management and forward-looking planning, along with the capability to anticipate the economic volatility, have contributed to the ability to weather the adversities. In this sense, we are certain that the capacity to overcome the challenges caused by the adverse economic scenario has strengthened the company, enhancing its capabilities to benefit from the opportunities that will be generated by the gradual recovery of the steel demand in North America throughout the years to come.
To our shareholders, we would like to reiterate our commitment to return to higher levels of profitability and to generate value over the long term. We continue to improve our products and services in order to strengthen our capability to provide our customers with differentiated solutions in North America.
Finally, we would like to thank you all for your interest in Gerdau Ameristeel and especially acknowledge the effort and commitment of our employees, who we believe are Gerdau’s major competitive advantage.

Jorge Gerdau Johannpeter Chairman of the Board Gerdau S.A.
GERDAU AMERISTEEL 2009 ANNUAL REPORT LETTER TO SHAREHOLDERS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars, unless otherwise stated. Certain statements in this report constitute forward-looking statements. Such statements that describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the impact of recently adopted accounting standards, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the Company’s ability to successfully implement a new enterprise resource planning system; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long-term investments, including investments in auction rate securities; and the Company’s reliance on its 50% owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
Additional information about the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.gerdauameristeel.com. The Management’s Discussion and Analysis should be read in conjunction with the Company’s Consolidated Financial Statements for the years ended December 31, 2009 and 2008.
The date of the Management’s Discussion and Analysis contained in this report is March 29, 2010.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, the Company primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The Company’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. The Company’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of mini-mills in the United States and Canada. This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (“rebar”), merchant bars (“merchant”), structural shapes, beams, special sections and coiled wire rod (“rod”). The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh and wire drawing.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

2009 ACCOMPLISHMENTS
▪	During 2009, the Company experienced the lowest lost time injury rate in its history and also had 39 facilities complete the year without a lost time accident. The Company’s total number of lost time accidents fell 34% when compared to 2008.

▪	During 2009, even as production decreased approximately 35% compared to 2008, mill manufacturing costs were reduced by $33 per ton due to significant cost cutting initiatives implemented by the Company.

▪	The Company ended 2009 with $656.3 million of cash and short-term investments and approximately $420.2 million available under secured credit facilities which resulted in a total liquidity position of approximately $1.1 billion.

▪	Financial results for 2009 include EBITDA of $320.3 million. For information regarding how the Company calculates EBITDA, please see “Non-GAAP Financial Measures” herein.

▪	The Company was able to reduce its total long-term debt to $2.4 billion as of December 31, 2009 and lengthen the maturity of its outstanding debt by accomplishing the following:
–	In August 2009, the Company redeemed its $405 million 10 3/8% Senior Notes due in 2011 at a redemption price in the amount of $412.3 million representing 101.792% of the outstanding principal amount (the “Redemption Price”). The Redemption Price was paid entirely with cash and the Senior Notes were paid in full and are no longer outstanding.

–	In November 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. The proceeds of this loan were used to refinance $610 million of term loan debt.

–	In December 2009, the Company used cash to repay $300 million of its term loan debt.
▪	In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The Company terminated the previously existing $950 million facility which would have matured in October 2010. The new facility is scheduled to mature on December 21, 2012.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

RESULTS OF OPERATIONS
The Consolidated Financial Statements of Gerdau Ameristeel for the years ended December 31, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Sand Springs Metal Processors (“SSMP”) – October 31, 2008; Metro Recycling (“Metro”) – October 27, 2008; Hearon Steel Co. (“Hearon”) – July 14, 2008; Century Steel, Inc. (“CSI”) – April 1, 2008. CSI was acquired by Pacific Coast Steel (“PCS”); a majority owned joint venture of the Company. In conjunction with the acquisition of CSI, on April 1, 2008, the Company increased its equity participation in PCS to approximately 84% from 55%.
YEAR ENDED DECEMBER 31, 2009, COMPARED TO YEAR ENDED DECEMBER 31, 2008
The following tables summarize the results of Gerdau Ameristeel for the years ended December 31, 2009 and 2008.

	Year Ended		Year Ended		% of Sales
(US$ in thousands,	December 31,	% of	December 31,	% of	Increase	$ Increase
except earnings per share data)	2009	Sales	2008	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	946,373		1,564,045
Merchant/Special Sections/Structurals	2,806,051		4,710,754
Rod	485,415		620,927
Fabricated Steel	1,075,719		1,424,128
Total	5,313,558		8,319,854

NET SALES	$4,195,723	100.0%	$8,528,480	100.0%		$(4,332,757)

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	3,656,083	87.1%	6,799,427	79.7%	7.4%	(3,143,344)
Selling and administrative	227,683	5.4%	253,222	3.0%	2.4%	(25,539)
Depreciation	214,106	5.1%	219,667	2.6%	2.5%	(5,561)
Amortization of intangibles	65,736	1.6%	102,959	1.2%	0.4%	(37,223)
Impairment of goodwill	—	0.0%	1,278,000	15.0%	-15.0%	(1,278,000)
Facility closure costs	115,033	2.8%	—	0.0%	2.8%	115,033
Other operating expense, net	3,520	0.1%	8,293	0.1%	0.0%	(4,773)
	4,282,161	102.1%	8,661,568	101.6%	0.5%	(4,379,407)

LOSS FROM OPERATIONS	(86,438)	-2.1%	(133,088)	-1.6%	-0.5%	46,650

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(4,692)	-0.1%	45,005	0.5%	-0.6%	(49,697)

LOSS BEFORE OTHER EXPENSES AND INCOME TAXES	(91,130)	-2.2%	(88,083)	-1.1%	-1.1%	(3,047)

OTHER EXPENSES
Interest expense — non-affiliated	132,166	3.2%	165,607	1.9%	1.3%	(33,441)
Interest expense — affiliated	3,772	0.1%	—	0.0%	0.1%	3,772
Interest income	(5,040)	-0.2%	(14,921)	-0.2%	0.0%	9,881
Amortization of deferred financing costs	24,274	0.6%	10,951	0.1%	0.5%	13,323
Loss on extinguishment of debt	11,877	0.3%	—	0.0%	0.3%	11,877
Foreign exchange loss (gain), net	37,914	0.9%	(21,682)	-0.2%	1.1%	59,596
Realized (gain) loss on investments, net	(3,244)	-0.1%	59,977	0.7%	-0.8%	(63,221)
	201,719	4.8%	199,932	2.3%	2.5%	1,787

LOSS BEFORE INCOME TAXES	(292,849)	-7.0%	(288,015)	-3.4%	-3.6%	(4,834)
INCOME TAX (BENEFIT) EXPENSE	(128,576)	-3.1%	287,440	3.4%	-6.5%	(416,016)

NET LOSS	(164,273)	-3.9%	(575,455)	-6.8%	2.9%	411,182
Less: Net (loss) income attributable to noncontrolling interest	(2,557)	-0.1%	11,952	0.1%	-0.2%	(14,509)
NET LOSS ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(161,716)	-3.8%	$(587,407)	-6.9%	3.1%	$425,691

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
LOSS PER COMMON SHARE — BASIC	$(0.37)		$(1.36)
LOSS PER COMMON SHARE — DILUTED	$(0.37)		$(1.36)
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

(US$ in thousands,	Year Ended
except as otherwise indicated)	December 31,	December 31,	$ Increase	% Increase
(Excludes 50% owned joint ventures)	2009	2008	(Decrease)	(Decrease)
Mill external shipment revenue	$2,699,503	$6,095,822
Fabricated steel shipment revenue	1,016,554	1,637,747
Other products shipment revenue *	307,056	501,465
Freight	172,610	293,446
Net Sales	$4,195,723	$8,528,480

Mill external shipments (tons)	4,237,839	6,895,726
Fabricated steel shipments (tons)	1,075,719	1,424,128

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$637	$884	$(247)	-27.9%
Fabricated steel shipments	945	1,150	(205)	-17.8%

Scrap Charged ($ / ton)	201	340	(139)	-40.9%

Metal Spread (selling price less scrap) ($ / ton)
Mill external steel shipments	436	544	(108)	-19.9%
Fabricated steel shipments	744	810	(66)	-8.1%

Mill Manufacturing Cost ($ / ton)	315	348	(33)	-9.5%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the year ended December 31, 2009 was $4.2 billion compared to $8.5 billion for the year ended December 31, 2008. Finished tons shipped for the year ended December 31, 2009 decreased 3.0 million tons, or 36.1%, compared to the year ended December 31, 2008. Shipment volume decreased in comparison to the year ended December 31, 2008 primarily as a result of the global liquidity crisis which has caused a downturn in global economic activity and significantly decreased demand for the Company’s products. Weighted average mill selling prices were $637 per ton for the year ended December 31, 2009, a decrease of approximately $247 per ton or 27.9% from the weighted average mill selling prices for the year ended December 31, 2008.
Cost of sales: As a percentage of sales, cost of sales was 87.1% for the year ended December 31, 2009 as compared to 79.7% for the year ended December 31, 2008. While cost of sales, in total, has decreased primarily as a result of the 36.1% decline in the volume of finished goods shipped to outside customers, cost of sales as a percentage of sales increased primarily as the result of the $247 per ton decrease in weighted average mill selling prices. The effect this $247 per ton decrease in weighted average mill selling prices had on cost of sales as a percentage of sales was partially offset by lower scrap raw material costs and lower manufacturing costs. Even though production during 2009 was approximately 65% of the production for 2008, the Company was able to lower its mill manufacturing costs per ton during 2009 as a result of significant cost containment initiatives and lower raw material costs.
Selling and administrative: Selling and administrative expenses for the year ended December 31, 2009 decreased $25.5 million compared to the year ended December 31, 2008. The decrease in selling and administrative expenses is primarily due to cost cutting initiatives which have reduced headcount and professional consulting fees along with a reduction in incentive compensation expense due to lower results for 2009. Included in selling and administrative expense for the year ended December 31, 2009 is a non-cash pre-tax expense of $6.5 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pre-tax expense of $2.5 million for the year ended December 31, 2008. Despite the reduction in total selling and administrative expense, as a percentage of revenue, selling and administrative expenses increased from 3.0% in 2008 to 5.4% in 2009 primarily due to the decrease in shipment volume of the Company’s products.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Depreciation: Depreciation expense for the year ended December 31, 2009 decreased $5.6 million when compared to the year ended December 31, 2008.
Amortization of intangibles: Amortization expense for the year ended December 31, 2009 decreased $37.2 million when compared to the year ended December 31, 2008. The decrease in amortization for the year ended December 31, 2009 is primarily related to a reduction in the amortization of the Chaparral customer relationships intangible asset partially offset by the inclusion of the amortization associated with customer relationship and contract backlog intangible assets acquired through the CSI acquisition for the entire period. The Chaparral customer relationship intangible asset is amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.
Impairment of goodwill: The Company did not have an impairment of goodwill for the year ended December 31, 2009. During the year ended December 31, 2008, the Company incurred a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. See “Critical Accounting Estimates and Assumptions” herein, for an explanation of the Company’s goodwill impairment analysis.
Facility closure costs: During 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities. The Company recorded a $115.0 million pre-tax charge for the year ended December 31, 2009 related to these actions. The pre-tax charge consisted primarily of charges for the write-down of property, plant and equipment of $81.9 million and certain inventory of $11.7 million. The remaining charges incurred consisted of employee severance costs of $5.0 million, a pension curtailment charge of $4.0 million and other facility closure expenses of $12.4 million.
Loss from operations: As a percentage of net sales, loss from operations for the year ended December 31, 2009 was 2.1% compared to 1.6% for the year ended December 31, 2008. The increase in loss from operations is primarily attributable to the decrease in net sales revenue, increase in cost of sales as a percentage of sales, and the facility closure costs noted above.
(Loss) Income from 50% owned joint ventures: Losses from the Company’s 50% owned joint ventures were $4.7 million for the year ended December 31, 2009 compared to income of $45.0 million for the year ended December 31, 2008. This decrease was primarily attributable to a decrease in the Company’s Gallatin Steel Company joint venture’s average net selling price and shipment volume driven by the global economic downturn in demand for steel. Shipment volume decreased approximately 18.4% in comparison to 2008 while selling prices decreased approximately 40.5% in comparison to the same period.
Interest expense – non-affiliated, and affiliated, interest income and other expense on debt: Interest expense – non-affiliated, interest expense – affiliated, interest income and other expense on debt, including amortized deferred financing costs, decreased $6.5 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. The decrease in total interest expense is primarily due to a reduction in the floating interest rate of the Company’s Term Loan Facility along with a decrease in interest expense on the Senior Notes that were redeemed in August 2009 partially offset by interest expense recorded on the affiliated loan agreement entered into in December 2009. During 2009 interest income decreased due to a reduction in cash investment yields along with a shift by the Company to shorter term government investments that yield a lower rate of return. Amortization of deferred financing fees increased due to the writeoff of deferred financing fees associated with the termination of the $950 million asset-based revolving credit facility and the early partial repayment of the Term Loan Facility. Also contributing to the increase in amortization were the fees paid by the Company for the amendment of the Term Loan Facility. See “Credit Facilities and Indebtedness” herein for additional explanation.
Foreign exchange loss (gain), net: Foreign exchange losses for the year ended December 31, 2009 were $37.9 million compared to a foreign exchange gain of $21.7 million for the year ended December 31, 2008. Transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. The foreign exchange loss during the year ended December 31, 2009 is primarily attributable to the strengthening of the Canadian dollar in comparison to the U.S. dollar.
Realized (gain) loss on investments, net: In past years, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature beginning in 2025. During the year ended December 31, 2009, the Company was able to sell certain of its auction rate securities for $7.9 million in cash resulting in a $4.0 million realized gain. Although it is the Company’s intention to sell its remaining auction rate securities when liquidity returns to the market for these securities, these investments are classified as a non-current asset. The Company’s entire long-term investment portfolio at December 31, 2009, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of the Company’s analysis of other-than-temporary impairment factors, it also recorded a pre-tax other-than-temporary impairment of approximately $0.8 million for the year ended December 31, 2009, related to these auction rate securities. For the year ended December 31, 2008, the Company recorded a pre-tax other-than-temporary impairment of approximately $60.0 million related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Income taxes: The Company’s effective income tax rate was approximately (43.9)% and 99.8% respectively for the years ended December 31, 2009 and 2008. The 2009 rate represents a high recovery due to the impact of a largely fixed amount of tax exempt income on a relatively low level of pre-tax income which was partially offset by a valuation allowance of $20.8 million that was recorded to reduce its deferred tax assets to an amount that is more likely than not to be realized. The effective tax rate for the year ended December 31, 2008 was unfavorably impacted by the non-deductible impairment of goodwill in the Long Products reporting unit and writedown of auction rate securities. The Company’s effective tax rate before these charges was 29.7% in 2008. As of December 31, 2009, the total valuation allowance was $56.0 million.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $3.6 billion for the year ended December 31, 2009, compared to $7.7 billion for the year ended December 31, 2008. Mini-mill segment sales include sales to the downstream segment of $494.2 million and $937.9 million for the years ended December 31, 2009 and 2008, respectively. Mini-mill segment loss from operations for the year ended December 31, 2009 was $140.5 million compared to $45.7 million for the year ended December 31, 2008. The decrease in mini-mill segment income from operations for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is primarily the result of the decreased external shipments and selling prices due to the global liquidity crisis and related downturn in economic activity and facility closure costs noted above.
Downstream segment sales were $1.1 billion for the year ended December 31, 2009, compared to $1.8 billion for the year ended December 31, 2008. Downstream segment income from operations was $56.6 million for the year ended December 31, 2009 compared to a loss from operations of $31.9 million for the year ended December 31, 2008, an increase of $88.5 million, which was primarily attributable to the $83.6 million non-cash goodwill impairment charge recorded in the PCS reporting unit in 2008. The downstream segment also benefited from the positive impact of a reduction in the market price of steel transferred from the mills which was offset by the reduction in shipment volume in 2009. Due to the contract nature of this segment it tends to have a backlog of work to be completed over a period of up to 24 months. As a result, the economic downturn did not impact the level of downstream shipments until the second half of 2009, however the order backlog for this segment has continued to diminish and further volume reduction could occur in this segment.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Non-GAAP Financial Measures
Non-GAAP Adjusted Net (Loss) Income: Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share, which excludes the impact of the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and the realized (gain) loss on investments, is a non-GAAP financial measure. Management believes that it is useful as a supplemental measure in assessing the operating performance of the business. The measure is used by the Company to evaluate business results. The Company excludes the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and the realized (gain) loss on investments because it believes they are not representative of the ongoing results of operations of the Company’s business. Below is a reconciliation of this non-GAAP measure to net (loss) income for the periods indicated, excluding the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and realized (gain) loss on investments.

(US$ in thousands,
except earnings per share data)	For the Year		For the Year
Reconciliation of net loss	Ended - Unaudited		Ended - Unaudited
to Non-GAAP Adjusted	December 31, 2009	Diluted EPS	December 31, 2008	Diluted EPS
Net (Loss) Income:
Net loss attributable to Gerdau Ameristeel & Subsidiaries	$(161,716)	$(0.37)	$(587,407)	$(1.36)
Adjustment for impairment of goodwill	—	—	1,278,000	2.96
Adjustment for income tax on impairment of goodwill	—	—	(32,620)	(0.07)
Adjustment for facility closure costs	115,033	0.26	—	—
Adjustment for income tax on facility closure costs	(36,723)	(0.09)	—	—
Adjustment for loss on extinguishment of debt	11,877	0.03	—	—
Adjustment for income tax on loss on extinguishment of debt	(7,518)	(0.02)	—	—
Adjustment for writedown of deferred financing costs	12,158	0.03	—	—
Adjustment for income tax on writedown of deferred financing costs	(4,667)	(0.01)	—	—
Adjustment for realized (gain) loss on investments, net	(3,244)	(0.01)	59,977	0.14
Adjustment for income tax on realized (gain) loss on investments, net	1,548	0.01	—	—
Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share	$(73,252)	$(0.17)	$717,950	$1.67
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

EBITDA: EBITDA is calculated by adding loss before interest and other expense on debt, taxes, depreciation, amortization, realized gain (loss) on investments, net, cash distributions from 50% owned joint ventures, impairment of goodwill, facility closure costs, loss on extinguishment of debt and foreign exchange gain/loss, net and deducting interest income and income from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net loss for the years ended December 31, 2009 and 2008 is shown below:

	For the Year Ended	For the Year Ended
(US$ in thousands)	December 31, 2009	December 31, 2008
Net loss	$(164,273)	$(575,455)
Income tax (benefit) expense	(128,576)	287,440
Interest expense — non-affiliated	132,166	165,607
Interest expense — affiliated	3,772	—
Interest income	(5,040)	(14,921)
Depreciation	214,106	219,667
Amortization of intangibles	65,736	102,959
Impairment of goodwill	—	1,278,000
Facility closure costs	115,033	—
Amortization of deferred financing costs	24,274	10,951
Loss on extinguishment of debt	11,877	—
(Loss) income from 50% owned joint ventures	4,692	(45,005)
Cash distribution from 50% owned joint ventures	11,828	41,829
Foreign exchange (gain) loss, net	37,914	(21,682)
Realized (gain) loss on investments, net	(3,244)	59,977
EBITDA	$320,265	$1,509,367
LIQUIDITY AND CAPITAL RESOURCES
The Company’s operations require substantial cash for working capital, capital expenditures, debt service, pensions and dividends. The Company has met its liquidity requirements primarily with cash provided by operations, issuances of common stock and long-term borrowings.
As of December 31, 2009, the Company had $656.3 million of cash and short-term investments and approximately $420.2 million available under the Senior Secured Credit Facility (see Credit Facilities and Indebtedness section herein for an explanation of the availability calculation) which results in a total liquidity position of approximately $1.1 billion. During 2010, the Company anticipates being able to generate sufficient cash flow from operations to fund its investing and financing requirements.
CASH FLOWS
Operating activities: Net cash provided by operations for the year ended December 31, 2009 was $754.0 million compared to $768.0 million for the year ended December 31, 2008. For the year ended December 31, 2009, accounts receivable provided $227.3 million of cash primarily due to decreased sales during the fourth quarter 2009 in comparison to the fourth quarter of 2008. Inventory provided $433.7 million of cash primarily due to decreased raw material pricing and the Company’s efforts to reduce inventory levels. Liabilities used $140.0 million due to the slowdown in operations during 2009. Additionally, a significant use of the Company’s cash, which is included in its operating activities, is the funding of its pension benefit obligations. During the year ended December 31, 2009, the Company contributed $75.5 million to its defined benefit pension plans.
Investing activities: Net cash provided by investing activities was $120.9 million for the year ended December 31, 2009 compared to $656.3 million of cash used in the year ended December 31, 2008. For the year ended December 31, 2009, cash paid for the purchase of investments was $632.2 million, capital expenditures aggregated $78.1 million, and cash received from the sale of investments was $831.1 million. For the year ended December 31, 2008, cash paid for the acquisitions of CSI, Hearon, Metro, SSMP and increased ownership of PCS was $287.6 million, purchases of investments were $207.5 million and capital expenditures totalled $168.1 million.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Financing activities: Net cash used by financing activities was $751.8 million in the year ended December 31, 2009 compared to $148.2 million in the year ended December 31, 2008. For the year ended December 31, 2009, the Company used cash to repay its Senior Notes which used $412.3 million, payments on the Company’s Term Loan Facility which used $910.0 million, the payment of dividends which used $8.6 million, payments of financing costs which used $21.9 million, distributions to noncontrolling interest which used $4.2 million, and other non-affiliated debt related payments which used $5.2 million. These were offset by receipt of $610.0 million the Company received from entering into a loan agreement with a subsidiary of Gerdau S.A.
During 2009, the Company declared and paid cash dividends of $.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders. The principal component of financing activities in 2008 was the payment of dividends.
OUTSTANDING SHARES
As of March 23, 2010, the Company had 433,458,661 common shares outstanding.
CREDIT FACILITIES AND INDEBTEDNESS
The following is a summary of existing credit facilities and other long term debt:
NON-AFFILIATED DEBT
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility which has three tranches maturing between five and six years from the September 14, 2007 closing date. As of December 31, 2009, Tranche A, B, and C had outstanding amounts of $565 million, $1.0 billion, and $125 million respectively. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A. maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility increases by 0.25%. At December 31, 2009 Gerdau S.A.’s debt rating from Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provided temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of December 31, 2009, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 4.0:1.0. For the year ended December 31, 2009, Gerdau S.A.’s consolidated EBITDA was R$3.8 billion and net interest expense was R$1.0 billion. As of December 31, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.5:1.0 and consolidated net debt was R$9.7 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25% from the reporting date to September 30, 2010 unless cancelled by the Company prior to that time. The Company’s interest payments on March 10, 2010 and September 10, 2010, will be based on this higher interest rate unless the amendment is cancelled by the Company prior to that time. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending September 9, 2009, the export receivables were $199.7 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $34.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Term Loan Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company was in compliance with the terms of Term Loan Facility at December 31, 2009.
During 2009, the Company used cash and proceeds from debt issuances to repay $910 million of the Term Loan Facility.
Senior Secured Credit Facility: In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The Company terminated the previously existing $950 million facility which would have matured in October 2010. The new facility is scheduled to mature on December 21, 2012. The Company can borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, or (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s cash, inventory, accounts receivable and certain other assets not including real property, machinery or equipment.
Loans under the Senior Secured Credit Facility bear interest at a rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $81.3 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of December 31, 2009, excess availability under the Senior Secured Credit Facility was $501.5 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, modify or prepay other indebtedness, sell or otherwise dispose of certain assets, make acquisitions or other investments and enter into mergers or consolidations.
The Company was in compliance with the terms of the Senior Secured Credit Facility at December 31, 2009.
At December 31, 2009 and 2008, there were no loans outstanding under these facilities, and there were $66.3 million and $74.9 million, respectively, of letters of credit outstanding under these facilities. Based upon available collateral under the terms of the agreement, at December 31, 2009 and 2008, approximately $420.2 million and $759.6 million, respectively, were available under the Senior Secured Credit Facilities, net of outstanding letters of credit.
Senior Notes: On August 31, 2009 the Company redeemed all of the outstanding Senior Notes, at the Redemption Price. The Company funded the Redemption Price of approximately $412.3 million with cash. The notes were redeemed in full in accordance with their terms. The Company recorded a charge related to the debt extinguishment of $11.9 million during the year ended December 31, 2009.
Industrial Revenue Bonds: The Company had $46.8 million and $50.4 million of industrial revenue bonds (“IRBs”) outstanding at December 31, 2009 and 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Jackson, Tennessee bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

September 2002, which was subsequently repaid during 2009. On May 3, 2007, Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, entered into an IRB for the Jacksonville, Florida facility in the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. At December 31, 2009 and 2008, the loan amount outstanding was $13.9 million and $15.4 million, respectively. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of December 31, 2009, Shareholders’ Equity was $2.9 billion and the Shareholders’ Equity to Total Asset ratio was 0.7:1.0.
AFFILIATED DEBT
In November 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. Interest is payable semiannually, starting on July 20, 2010. The Company used the net proceeds of the loan to prepay $610 million of debt outstanding pursuant to the Term Loan Facility. The Company had $610 million recorded in Long-term Debt – Affiliated and $3.8 million in Accrued interest — affiliated at December 31, 2009.
CAPITAL EXPENDITURES
The Company spent $78.1 million on capital projects in the year ended December 31, 2009 compared to $168.1 million in the year ended December 31, 2008. The most significant projects include a new finishing end at the Wilton, Iowa mill; a furnace fume control system upgrade and transformer rebuild at the Cartersville, Georgia mill; costs related to a new finishing end and melt shop expansion at the Jacksonville, Florida mill; installation of bar gauge measurement systems at both the Midlothian, Texas and Petersburg, Virginia mills, the purchase of formerly leased properties at nine of the Company’s downstream locations and IT systems upgrades.
OFF - BALANCE SHEET ARRANGEMENTS
The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

CONTRACTUAL OBLIGATIONS
The following table represents the Company’s contractual obligations as of December 31, 2009.

		Less than	More than 1,	More than 3,	More than
(US$ in thousands)	Total	one Year	less than 3 Years	less than 5 Years	5 Years
Long-term debt — non-affiliated (1)	$1,750,775	$3,174	$1,196,181	$508,420	$43,000
Interest — non-affiliated (2)	237,655	75,823	113,761	20,418	27,653
Long-term debt — affiliated (1)	610,000	—	—	—	610,000
Interest — affiliated	491,282	30,579	96,990	96,990	266,723
Operating leases (3)	105,707	21,757	37,430	31,131	15,389
Capital expenditures (4)	37,037	23,704	13,333	—	—
Unconditional purchase obligations (5)	127,338	127,338	—	—	—
Pension funding obligations (6)	71,074	71,074	—	—	—
Total contractual obligations	$3,430,868	$353,449	$1,457,695	$656,959	$962,765

(1)	Total amounts are included in the December 31, 2009 Consolidated Balance Sheet.

(2)	Interest payment obligations include actual interest and estimated interest for floating-rate debt based on outstanding long-term debt at December 31, 2009. Interest includes the impact of the Company’s interest rate swap which is recorded as an other long-term liability as of December 31, 2009.

(3)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2009.

(4)	Purchase obligations for capital expenditure projects in progress.

(5)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6)	Pension plan and other post retirement plan contributions beyond 2009 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
As of December 31, 2009, the Company had $24.6 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
OUTLOOK
While 2009 was a challenging year for the steel industry, the Company took a number of actions to better position itself for the future. In regards to the Company’s operations, reductions were made to its cost structure and processes were implemented to better maximize productivity across its network of facilities and the Company worked very closely with its customer base during these difficult times to enhance long-term relationships. From a financial standpoint, using its significant cash generation, the Company improved the strength of its balance sheet by reducing its debt by $709 million and extending maturities.
Some of the benefits of these actions were evidenced in the fourth quarter 2009 results. By focusing on what the Company can control, when comparing the fourth quarter of 2009 to the same period of 2008, the Company improved EBITDA by $24 million despite facing a decline in selling prices and shipment volumes of 33% and 4%, respectively. The Company is proud that these successes were achieved as a result of the dedication of its teams delivering exceptional performance during these difficult times.
While minimal stimulus money was spent during 2009, the Company believes that more infrastructure projects will be undertaken during 2010. In addition, there are certain segments such as the nuclear power industry which the Company believes will begin committing significant investment to modernize the aging infrastructure in North America. The Company believes that these factors along with low customer inventory levels and increases in shipments and selling prices that have occurred since the end of 2009, give reason to enter 2010 with optimism for a better year.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.
(US$ in thousands, except per share data)
ANNUAL RESULTS

Years Ended December 31,	2007	2008	2009
Net sales	$5,806,593	$8,528,480	$4,195,723
Net income (loss) attributable to Gerdau Ameristeel & Subsidiaries	537,869	(587,407)	(161,716)
Earnings (Loss) per common share, basic	1.66	(1.36)	(0.37)
Earnings (Loss) per common share, diluted	1.65	(1.36)	(0.37)
Total assets	8,428,520	7,270,055	6,366,965
Total long-term debt	3,055,431	3,069,887	2,360,775
Cash dividends per common share	0.35	0.33	0.02
The Company’s financial results for 2007 and the first half of 2008 reflect the following general trends: rising raw material costs with a corresponding rise in selling prices realized from both mill external steel sales and fabricated steel sales, and rising production and sales volumes as a result of the growth through acquisitions through 2008. The results of Chaparral have been included since the date of acquisition, September 14, 2007. In the second half of 2008 the Company began to experience reduced demand and shipment volume due to the global economic downturn. As a result, the Company recorded a $1.3 billion goodwill impairment at the end of 2008. The economic downturn persisted during 2009, resulting in continued weak demand, further reduced shipment volume and lower raw material costs with a corresponding decrease in selling prices.
QUARTERLY RESULTS

	March 31,	June 30,	September 30,	December 31,
2009
Net sales	$1,037,699	$1,035,964	$1,146,134	$975,926
Cost of sales	930,877	906,457	932,822	885,927
Net loss attributable to Gerdau Ameristeel & Subsidiaries	(32,676)	(57,580)	(25,366)	(46,094)
Earnings (Loss) per common share, basic	(0.08)	(0.13)	(0.06)	(0.11)
Earnings (Loss) per common share, diluted	(0.08)	(0.13)	(0.06)	(0.11)

2008
Net sales	$2,031,662	$2,545,810	$2,514,412	$1,436,596
Cost of sales	1,600,627	1,980,192	1,878,579	1,340,029
Net income (loss) attributable to Gerdau Ameristeel & Subsidiaries	163,008	262,107	316,898	(1,329,420)
Earnings (loss)per common share, basic	0.38	0.61	0.73	(3.08)
Earnings (loss) per common share, diluted	0.38	0.60	0.73	(3.08)
FOURTH QUARTER RESULTS
The three months ended December 31, 2009 generated a net loss of $46.1 million, compared to a net loss of $1.3 billion for the same period in the prior year. Included within fourth quarter 2009 results is a $12.2 million writedown of deferred financing costs, a $3.2 million net gain on the sale of investments and $7.2 million of income contributed by the Company’s joint ventures. Included within fourth quarter 2008 earnings is a $1.3 billion non-cash goodwill impairment charge and a pre-tax charge of $38.7 million to write down the value of certain of the Company’s inventory to its current market value. In addition, Gallatin recorded a pre-tax charge of $50.2 million to write its inventory down to market value. The results for the three months ended December 31, 2008 include the Company’s 50% portion of this writedown.
Net sales decreased 28.6% from $1.4 billion for the three months ended December 31, 2008 as both finished steel shipments and weighted average selling price decreased in comparison to the same period in the prior year. For the three months ended December 31, 2009, total finished steel shipments of 1.3 million tons and weighted average selling price of $605 per ton decreased 4.1% and 32.9%, respectively, from the same period of time in the prior year. The decline in weighted average selling price of $296 per ton was
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

partially offset by a decline in scrap costs of $48 per ton resulting in a decrease in metal spread of $248 per ton from the three months ended December 31, 2008. For the three months ended December 31, 2009, production levels increased 23.4% in comparison to production levels for the same period of time in 2008. As a result of the increased production levels and the Company’s significant cost cutting initiatives, manufacturing cost decreased $161 per ton, or 32.9% for the three months ended December 31, 2009, compared to the three months ended December 31, 2008.
The quarterly trends indicate continued suppressed demand due to the global economic uncertainty which resulted in decreases in shipments, selling prices and metal spreads. Net Sales and Loss per common share, basic and diluted, for the three months ended December 31, 2009 were in line with the previous quarters in 2009 reflecting the continued impact of the current global economic uncertainty.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
CONSOLIDATION
The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All intercompany transactions and accounts have been eliminated in consolidation.
JOINT VENTURES AND OTHER INVESTMENTS
The Company’s investment in Pacific Coast Steel (“PCS”), an 84% owned joint venture, is consolidated recording the 16% interest not owned as a noncontrolling interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
REVENUE RECOGNITION
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue from sales is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
INVENTORIES
Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Mill rolls are included as consumables, which are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory at levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

LONG-TERM INVESTMENTS
In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At December 31, 2009, the Company held auction rate securities classified as long-term investments with a fair market value of $28.5 million and a cost basis of $91.3 million. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. These investments have been categorized as long-term at December 31, 2009.
FAIR VALUE MEASUREMENT
Effective January 1, 2008, the Company adopted FASB ASC Topic 820 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31, 2009 and 2008, the Company had certain assets and liabilities that were required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
The Company’s short-term investments consisted of U.S. government treasury bills, U.S. government agency discount notes, Canadian government treasury bills, top-tier commercial paper, time deposits, certificates of deposit, bearer deposit notes and banker’s acceptances with highly rated financial institutions. The fair values of the U.S. and Canadian government treasury bills were determined based on observed prices in publicly quoted markets. Therefore the Company utilized level 1 inputs to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these short-term investments.
The Company’s auction rate security instruments, which were classified as long-term investments at December 31, 2009, are reflected at fair value. The fair values of these securities were estimated utilizing valuation models including those based on expected cash flow schemes and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of December 31, 2009. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consisted of interest rate swaps. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives.
ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
BUSINESS COMBINATIONS
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
GOODWILL
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of December 31, 2009 and 2008, include the Long Products reporting unit, which consists of all facilities within the steel mills segment and the PCS and Rebar Fabrication Group reporting units within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
December 31, 2009 Impairment Test:
Based on the Company’s revised outlook for the economic recovery which the Company believes will stimulate incremental demand for its products, the Company concluded this significant revision was enough to require the Company to perform a goodwill impairment analysis as of December 31, 2009:
Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: (1) a discount rate of 12.5% using a mid-year convention and; (2) an expected future growth rate of 2% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of December 31, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as of December 31, 2009, the fair value of the Long Products, Rebar Fabrication and PCS reporting units exceeded their carrying value by approximately $1.6 billion (35% of its carrying value), $90 million (60% of its carrying value) and $60 million (22% of its carrying value), respectively.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of December 31, 2009. Based on this reconciliation, the implied control premium was 36%. The Company concluded a 36% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
The Company performed a sensitivity analysis for both the discount rate and terminal growth rate assumptions as they are key components of the concluded fair value. Assuming an increase in the discount rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (32% of its carrying value), $81 million (53% of its carrying value) and $40 million (15% of its carrying value), respectively. Assuming a decrease in the terminal growth rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (34% of its carrying value), $81 million (53% of its carrying value) and $50 million (18% of its carrying value), respectively.
Other 2009 Impairment Tests:
The Company was required to perform a goodwill impairment test as of May 31, 2009 due to certain triggering events and another impairment test as of July 1, 2009 to comply with its accounting policy of testing goodwill at least annually in the third quarter. For both tests, Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in the valuation analyses performed at each date included: (1) discount rates ranging from 12.5% to 13.25% using a mid-year convention and; (2) expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
December 31, 2008 Impairment Test:
Based on a combination of factors, including the economic environment in 2008 and declines in the stock market which resulted in a reduction in the Company’s market capitalization significantly below the carrying value of the Company’s net assets, there were sufficient indicators to require the Company to also perform a goodwill impairment analysis during the fourth quarter of 2008. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of the Long Products reporting unit within the steel mills segment and the PCS reporting unit within the downstream segment exceeded the fair market value of those reporting units. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.0% to 13.5% using a mid-year convention and an expected future growth rate of 2% to derive terminal values as well as operating earning margins, working capital levels, and asset lives used to generate future cash flows. As a result, the Company was required to perform step 2 of the goodwill impairment analysis to determine the amount of goodwill impairment charge. The step 2 analysis required the Company to determine the implied fair value of goodwill for each reporting unit as compared to the recorded value. As a result of the step 2 analysis, the Company concluded that the goodwill of the Long Products and the PCS reporting units were impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. No associated tax benefit was recorded for the impairment charge for the Long Products reporting unit impairment. However a tax benefit was recorded related to the PCS reporting unit impairment charge.
INTANGIBLE ASSETS
Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2009, the Company’s intangible assets were tested for impairment in conjunction with long-lived assets as a result of certain triggering events which occurred in the second and fourth quarter and no impairment was indicated. See further discussion of the impairment test under “Long-lived Assets” below.
LONG-LIVED ASSETS
The Company is required to assess potential impairments of long-lived assets in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment”, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations, property held for sale and intangible assets.
As discussed under “Results of Operations – Facility Closure Costs”, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. Each facility which was closed was separately identified as an asset group for purposes of testing the respective facility’s long-lived assets for impairment. As a result of the impairment tests, for the year ended December 31, 2009, the Company recorded an impairment charge of $81.9 million, related to the property, plant and equipment at these facilities. Additionally, as a result of certain triggering events, the Company performed an impairment test for all other asset groups as of May 31, 2009 and as of December 31, 2009. Both long-lived assets and intangible assets were included in these asset groups and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment test as the recoverable amount of each of these other asset groups was significantly in excess of its respective carrying value. For each test, the expected future cash flows forecast developed by management was a key estimate used in the impairment analysis and was based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the asset groups as of the testing date.
ACCOUNTING FOR INCOME TAXES
The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes”. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized. Excluding the impact of the non-deductible impairment of goodwill and writedown of the auction rate securities noted above, a one-percentage point change in the Company’s reported effective income tax rate would have the effect of changing income tax expense by approximately $3.0 million in 2009.
DERIVATIVES
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. As of December 31, 2009 and 2008, the Company’s hedges are designated and qualify for accounting purposes as hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”). For these cash flow hedges, effectiveness testing and other procedures required to ensure the ongoing validity of the hedges are performed monthly.
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholder’s equity, net of tax effects until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense – non-affiliated consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to Interest expense – non-affiliated.
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

ENVIRONMENTAL REMEDIATION
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
PENSIONS AND POSTRETIREMENT BENEFITS
Primary actuarial assumptions are determined as follows:
▪	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. A one-percentage point variation in the rate of return on plan assets would result in a change to pension expense of approximately $5.7 million. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

▪	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate is as of the measurement date, December 31, and is sensitive to changes in interest rates. A one-percentage point decrease in the discount rate would result in an increase of approximately $13.3 million in pension expense, whereas a one-percentage point increase would have resulted in a decrease of approximately $9.5 million.

▪	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. A one-percentage point decrease in the rate would result in a decrease in the Company’s pension expense of approximately $3.1 million, whereas a one-percentage point increase would have resulted in an increase of approximately $3.7 million.

▪	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. A one-percentage point increase in the assumed health care trend rate would result in an increase in the Company’s post retirement medical expense of approximately $1.4 million, whereas a one-percentage point decrease would result in a decrease of approximately $1.1 million.
ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In June 2009, the FASB issued guidance on “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FAS 162,” which was primarily codified into FASB ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements; however references in the notes to the consolidated financial statements to the authoritative accounting literature have been changed to reflect the newly adopted codification.
In June 2009, the FASB issued guidance on “Measuring Liabilities at Fair Value,” which was primarily codified into FASB ASC Topic 820. This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and requires an entity to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique) or market approach. This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are level 1 fair value measurements. This guidance is effective for interim periods beginning after August 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In May 2009, the FASB issued guidance on “Subsequent Events,” which was primarily codified into FASB ASC Topic 855, “Subsequent Events,” which established general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective prospectively
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was primarily codified into FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC Topic 820”) which provided additional guidance on measuring fair value when the volume and level of activity has significantly decreased and identifying transactions that are not orderly. This guidance also emphasized that an entity cannot presume an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on the “Recognition and Presentation of Other-Than-Temporary Impairments,” which was primarily codified into FASB ASC Topic 320, “Investments – Debt and Equity Securities,” which shifted the focus for debt securities from an entity’s intent to hold until recovery to its intent to sell. This guidance required entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassified the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff guidance on the “Disclosures about Fair Value of Financial Instruments,” which was primarily codified into FASB ASC Topic 825 “Financial Instruments”, which expanded the fair value disclosures required to interim periods. However, this guidance did not require interim disclosures of credit or market risks. The guidance was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued guidance on “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which was primarily codified into FASB ASC Topic 715 “Compensation – Retirement Benefits,“ which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this guidance are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this guidance is permitted. The adoption of this guidance did not have an impact in the Company’s consolidated financial statements; however see Note 11 to the consolidated financial statements for the Company’s disclosures to comply with this guidance.
In February 2008, the FASB issued Staff guidance on the “Effective Date of FASB Statement 157,” which was primarily codified into FASB ASC Topic 820 which delayed the effective date of FASB ASC Topic 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Business Combinations,” which was primarily codified into FASB ASC Topic 805 “Business Combinations”. This guidance established the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also established disclosure requirements for business combinations. This guidance applied to business combinations for which the acquisition date was on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB 51,” which was primarily codified into FASB ASC Topic 810 “Consolidations”. This guidance established new accounting and reporting standards for minority interests, now termed “non-controlling interests”. It required non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. This guidance was effective for fiscal years beginning on or after December 15, 2008 and required retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s non-controlling interest in its consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

In March 2008, the FASB issued guidance on the “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133,” which was primarily codified into FASB ASC Topic 815 “Derivatives and Hedging”. This guidance expanded the disclosure requirements for derivative instruments and hedging activities. Specifically, this guidance requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not impact the Company’s consolidated financial statements.
In April 2008, the FASB issued guidance on the “Determination of the Useful Life of Intangible Assets,” which was primarily codified into FASB ASC Topic 350 “Intangibles – Goodwill and Other”. This guidance amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and required enhanced disclosures. This guidance was effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6 “Improving Disclosures About Fair Value Measurements”, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of level 1 and level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a significant impact on its consolidated financial statements, however it will require additional disclosures.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. In accordance with the approval granted by the Canadian securities regulatory authorities, the Company has adopted IFRS as of January 1, 2010.
INITIAL ADOPTION OF IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first quarter of 2010 which will be the first period the Company will report under IFRS, it will adjust its comparative prior period financial statements to comply with IFRS. In addition, the Company will reconcile comparative period equity and net earnings from the previously reported US GAAP amounts to the restated IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet:
OPTIONAL EXEMPTIONS
Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after the opening transition date balance sheet.
Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
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Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS or January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date.
Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date that its majority shareholder, Gerdau S.A., adopted IFRS. In accordance with IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i) the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or
(ii) the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition to IFRS as described in (ii) above.
MANDATORY EXCEPTIONS
Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates at its transition date will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
IMPACT OF IFRS ON FINANCIAL REPORTING
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. The Company has currently estimated that the impact of its IFRS adoption to total shareholders’ equity as of December 31, 2009 and January 1, 2009 will be a decrease of less than two percent. Additionally, the Company has estimated the impact to its net loss for the year ended December 31, 2009 will be a reduction of the loss (increase to income) of approximately $30 million. A significant driver of this impact on the Company’s net loss is related to the difference between US GAAP and IFRS for postretirement benefits as described in (f) below.
To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts which could be significantly affected by the conversion to IFRS.
(a) Impairment of goodwill
US GAAP – US GAAP requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS – IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP – A write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset or group of assets and the eventual disposition.
IFRS – IAS 36 requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value. Impaired assets, other than goodwill, are assessed in subsequent years for indications that the impairment may have reversed. An impairment reversal is limited to the amount that would have been recognized had the original impairment not occurred.
In addition, in accordance with IFRS 1, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a long-lived assets impairment test if deemed necessary under
IAS 36.
(c) Stock-based compensation
US GAAP – The fair value of stock-based awards with graded vesting and service-only conditions are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS – Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value and the related expense is attributed to the vesting period of each tranche of the award.
(d) Business combinations – redeemable noncontrolling interest
US GAAP – A redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest.
IFRS – IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option that was entered into in connection with the PCS 55% acquisition in 2006. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement.
(e) Provisions
US GAAP – US GAAP requires the use of a discount rate that produces an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the liability.
IFRS – IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.
(f) Postretirement benefits
US GAAP – The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS – The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses directly in equity or retained earnings in the period in which they occur (without the need to amortize those deferred gains and losses in the statement of income in future periods).
(g) Facility closure costs
US GAAP – US GAAP requires the recognition of certain obligations arising from facility closures when the facility ceases operation or when the cost is incurred.
IFRS – IFRS requires the recognition of certain obligations arising from facility closures when the obligations are unavoidable and are not related to the ongoing activities of the facility. As such, under IFRS, the Company will recognize certain obligations related to the Facility Plan in a different reporting period than what US GAAP would have required.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

For the year ended December 31, 2009, the difference between US GAAP and IFRS related to the recognition of the Company’s facility closure costs exists only between interim periods. Therefore, the Company anticipates no differences between amounts recognized for US GAAP and IFRS for the full year 2009.
(h) Income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, certain of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).
In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return and the cumulative tax benefit recognized for book purposes is generally recorded directly to equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly to equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation, as compared to US GAAP which requires classification between current and noncurrent based on the balance sheet classification of the related asset or liability.
(i) Interim periods – pension valuation
US GAAP – Under US GAAP, the remeasurement of plan assets and defined benefit obligations is only an annual requirement unless a significant event, such as a curtailment, settlement or significant plan amendment occurs.
IFRS – Under IFRS, an entity is required to determine the present value of the defined benefit obligation and the fair value of the plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.
(j) Deferred financing costs
US GAAP – Under US GAAP, the Company presents deferred financing costs as an asset on its balance sheet.
IFRS – IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(k) Accumulated other comprehensive income or loss
As discussed above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans directly into retained earnings.
(l) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

SUBSEQUENT EVENTS
In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”), which is subject to shareholder approval. In connection with the proposed adoption of the EIP, the Human Resources Committee terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under this plan.
The EIP is designed to provide awards as determined by the Human Resources Committee of the Board of Directors. Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in Common Shares, awards may be settled in cash or Common Shares. The maximum number of Common Shares issuable under the EIP is 16,000,000.
For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a Common Share on the date of the award, as defined in the EIP. The vesting period for options and SARs is determined by the Human Resources Committee at the time of grant. Options and SARs have a maximum term of 10 years. No more than 8,000,000 Common Shares may be issued under the EIP pursuant to SARs granted on a stand alone basis.
With respect to any award made in the form of DSUs, RSUs or PSUs, the number of Common Shares awarded to a participant and the vesting period of the award is determined by the Human Resources Committee. Under the EIP, no more than 1,000,000 Common Shares may be issued pursuant to DSUs and no more than 2,500,000 Common Shares may be issued pursuant to RSUs.
On March 12, an award of approximately $11.8 million was granted to participants under the EIP for 2010 performance, subject to shareholder approval of the EIP. Participants: (i) below a specified pay grade received their award in the form of SARs settled in Common Shares that vest ratably over five years, and (ii) above a specified salary grade received their award (a) 25% in the form of SARs settled in Common Shares that vest ratably over five years, (b) 25% in RSUs settled in Common Shares that vest ratably over five years, and (c) 50% in PSUs settled in Common Shares that cliff vest after five years subject to the achievement of certain annual targets. In addition, in order to take account of the difference between the four year vesting period for awards under the LTIP and the five year vesting period for the 2010 award under the EIP, in 2010 the Human Resource Committee made a one time award of RSUs that cliff vest after four years to participants above a specified salary grade. The Company issued 1,728,689 SARs, 277,621 RSUs, and 396,602 PSUs under this plan. This award is being accrued over the vesting periods.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. A recession in the United States, Canada or globally (or concerns that a recession is likely) could substantially decrease the demand for the Company’s products and adversely affect the Company’s financial condition, production, sales, margins, cash
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

flows, and earnings. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The rate of worldwide steel scrap consumption, especially in China, can result in increased volatility in scrap prices. Metal spread, the difference between mill selling prices and scrap raw material cost, has been at a high level in recent years. The Company does not know how long these levels can be maintained and if scrap prices change without a commensurate change in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electricity supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which at times has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. At times this has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China may ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:
▪	the difficulty of integrating the acquired operations and personnel into the existing business;

▪	the potential disruption of ongoing business;

▪	the diversion of resources, including management’s time and attention;

▪	incurrence of additional debt;

▪	the inability of management to maintain uniform standards, controls, procedures and policies;

▪	the difficulty of managing the growth of a larger company;

▪	the risk of entering markets in which the Company has little experience;

▪	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

▪	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

▪	the risk of environmental or other liabilities associated with the acquired business;

▪	the inability to work efficiently with joint venture or strategic alliance partners; and

▪	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
There is also a risk that acquisition targets may have undisclosed or unknown liabilities and that the Company may not be indemnified for breaches of representations, warranties or covenants in the acquisition agreement. In addition, there is a risk that the Company may not successfully complete the integration of the business operations and product lines of an acquisition target with its own, or realize all of the anticipated benefits and synergies of the acquisition. If the benefits of an acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
Following an acquisition, the Company may also be required to record impairment charges relating to goodwill, identifiable intangible assets or fixed assets. Goodwill, identifiable intangible assets and fixed assets represent nearly half of the Company’s total assets. Economic, legal, regulatory, competitive, contractual and other factors, including changes in the manner of or use of the acquired assets, may affect the value of the Company’s goodwill, identifiable intangible assets and fixed assets. If any of these factors impair the value of these assets, accounting rules would require that the Company reduce its carrying value and recognize an impairment charge, which would reduce the Company’s reported assets and earnings in the year the impairment charge is recognized. In addition, an impairment charge may impact the Company’s financial ratios under its debt arrangements and affect its ability to pay dividends to holders of the Company’s common shares.
Future acquisitions may be required for the Company to remain competitive, and there can be no assurance that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Unexpected equipment failures may lead to production curtailments or shutdowns.
The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company had $1.7 billion of net indebtedness as of December 31, 2009. The Company’s degree of leverage could have important consequences, including the following:
▪	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

▪	it may limit the ability to declare dividends on the common shares;

▪	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

▪	certain of the Company’s borrowings, including borrowings under its Term Loan Facility and Senior Secured Credit Facility, are at variable rates of interest and are subject to increases in interest rates;

▪	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

▪	the Company may be vulnerable in a downturn in general economic conditions; and

▪	the Company may be required to adjust the level of funds available for capital expenditures.
Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above.
The Term Loan Facility entered into to finance the acquisition of Chaparral requires Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to maintain certain debt to last-twelve-months trailing EBITDA and EBITDA to interest ratios, as of the last day of each fiscal quarter. In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on certain of the loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. A default under the Term Loan Facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated. In June 2009, the Company entered into an amendment which provides temporary flexibility with respect to the Term Loan Facility’s covenants through September 30, 2010. However, there is no assurance that future amendments will be granted by the lenders, if required.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

The $610.0 million loan from a subsidiary of Gerdau S.A. (the “GHI Loan”) is guaranteed by the Company’s U.S. operating subsidiaries and contains customary covenants that limit the ability of the borrower and the guarantors to incur additional liens on their respective assets or enter into sale leaseback transactions. A default under the GHI Loan would also trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated.
The Senior Secured Credit Facility also contains customary covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional secured debt, make acquisitions and other investments, issue redeemable stock and preferred stock, pay dividends on the Common Shares, modify or prepay other indebtedness, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants may limit the Company’s flexibility in the operation of the business. A default under the Senior Secured Credit Facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety may also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the health and safety of the Company’s workers. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Certain EHS Laws imp ose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event (including off-site disposal). Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2009 to be approximately $19.3 million, with these costs recorded as a liability in the Company’s financial statements.
Changes to the regulatory regime, such as new laws or new enforcement policies or approaches could have a material adverse effect on the Company’s business, cash flows, financial condition, or results of operations. Examples of these kinds of changes include recently enacted laws on the emissions of mercury, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, current initiatives with respect to lead emissions, and the emerging legislative responses to climate change.
The Company is also required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs.
The Company may not be able to meet all the applicable requirements of EHS Laws. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company anticipates that its Canadian and U.S. operations will, in the future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction. In particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the future. In addition, the U.S. Environmental Protection Agency (“EPA”) issued its finding that current and projected atmospheric concentrations of certain greenhouse gases thereafter the public health and welfare, which could form the basis for further EPA action. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2009, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $534.2 million, while the aggregate projected benefit obligation was $754.8 million, resulting in an aggregate deficit of $220.6 million for which the Company is responsible. As of December 31, 2009 the Company also had an unfunded obligation of $133.8 million with respect to post-retirement medical benefits. The Company made cash payments of $75.5 million to its defined benefit pension plan for the year ended December 31, 2009. Funding requirements in future years may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of December 31, 2009, approximately 26.7% of the Company’s employees were represented by the United Steel Workers
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

(“USW”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. Nine of the Company’s mini-mill facilities are unionized, with the agreements for four of the facilities expiring in 2010, three of the facilities expiring in 2011, and two of the facilities expiring in 2012.
The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company may not be able to successfully implement a new Enterprise Resource Planning System.
The Company expects to implement a new enterprise resource planning (“ERP”) system as part of the Company’s ongoing efforts to improve and strengthen its operational and financial processes and its reporting systems. Any difficulties encountered in the implementation or operation of the new ERP system or any difficulties in the operation of the current system could cause the Company to fail to meet customer demand for its product or could delay its ability to meet its financial reporting obligations which, in turn, could materially adversely affect the Company’s results of operations.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel relatively less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. The Company’s steel products that are made in Canada or the United States, as the case may be, may become relatively more expensive as compared to imported steel due to a strong Canadian or U.S. dollar, which could have a material negative impact on sales, revenues, margins and profitability.
Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.3% of the Company’s outstanding common shares as of December 31, 2009. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from other shareholders’ and they may exercise their control over the Company in a manner inconsistent with the other shareholders’ interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of December 31, 2009, the fair value of these securities was $28.5 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Although the Company intends to sell these investments when liquidity returns to the market for these securities, it may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50%-owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed a loss of $4.7 million to the Company’s net loss for the year ended December 31, 2009. As the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has documented and evaluated the effectiveness of the internal control over financial reporting of the Company as of December 31, 2009 in accordance with the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (”COSO”).
Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2009.
Deloitte & Touche, LLP an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Gerdau Ameristeel Corporation
Tampa, Florida
We have audited the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, changes in shareholders’ equity and comprehensive income, and of cash flows for the years then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Certified Public Accountants
Tampa, Florida
March 29, 2010
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$631,293	$482,535
Restricted cash	1,691	—
Short-term investments	25,000	205,817
Accounts receivable, net	460,066	677,569
Inventories	814,788	1,267,768
Deferred tax assets	20,742	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	4,687	14,771
Income taxes receivable	93,652	28,455
Other current assets	22,643	22,936
Total Current Assets	2,074,562	2,731,265
Investments in 50% Owned Joint Ventures	148,609	161,901
Long-term Investments	28,538	33,189
Property, Plant and Equipment, net	1,620,852	1,808,478
Goodwill	1,962,098	1,952,011
Intangibles	450,003	515,736
Deferred Financing Costs	29,084	35,170
Deferred Tax Assets	29,760	—
Other Assets	23,459	32,305

TOTAL ASSETS	$6,366,965	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$212,900	$182,697
Accrued salaries, wages and employee benefits	93,846	148,244
Accrued interest — non-affiliated	15,344	54,480
Accrued interest — affiliated	3,772	—
Income taxes payable	322	2,983
Accrued sales, use and property taxes	11,889	13,902
Current portion of long-term environmental reserve	4,906	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	26,212	45,687
Other current liabilities	12,959	20,932
Current portion of long-term debt — non-affiliated	3,174	1,893
Total Current Liabilities	385,324	478,417
Long-term Debt, Less Current Portion — Non-affiliated	1,747,601	3,067,994
Long-term Debt — Affiliated	610,000	—
Accrued Benefit Obligations	348,684	339,055
Deferred Tax Liabilities	300,253	323,854
Long-term Environmental Reserve, Less Current Portion	14,415	11,151
Other Liabilities	89,753	116,092

TOTAL LIABILITIES	3,496,030	4,336,563

Contingencies, Commitments and Guarantees

Shareholders’ Equity
Capital stock	2,554,110	2,552,323
Retained earnings	352,825	523,187
Accumulated other comprehensive loss	(65,898)	(178,636)
Total Gerdau Ameristeel & Subsidiaries Shareholders’ Equity	2,841,037	2,896,874
Noncontrolling interest	29,898	36,618
TOTAL SHAREHOLDERS’ EQUITY	2,870,935	2,933,492
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,366,965	$7,270,055
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)

	Year Ended December 31,
	2009	2008
NET SALES	$4,195,723	$8,528,480
OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	3,656,083	6,799,427
Selling and administrative	227,683	253,222
Depreciation	214,106	219,667
Amortization of intangibles	65,736	102,959
Impairment of goodwill	—	1,278,000
Facility closure costs	115,033	—
Other operating expense, net	3,520	8,293
	4,282,161	8,661,568

LOSS FROM OPERATIONS	(86,438)	(133,088)

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(4,692)	45,005

LOSS BEFORE OTHER EXPENSES AND INCOME TAXES	(91,130)	(88,083)

OTHER EXPENSES
Interest expense — non-affiliated	132,166	165,607
Interest expense — affiliated	3,772	—
Interest income	(5,040)	(14,921)
Amortization of deferred financing costs	24,274	10,951
Loss on extinguishment of debt	11,877	—
Foreign exchange loss (gain), net	37,914	(21,682)
Realized (gain) loss on investments, net	(3,244)	59,977
	201,719	199,932
LOSS BEFORE INCOME TAXES	(292,849)	(288,015)
INCOME TAX (BENEFIT) EXPENSE	(128,576)	287,440

NET LOSS	(164,273)	(575,455)

Less: Net (loss) income attributable to noncontrolling interest	(2,557)	11,952

NET LOSS ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(161,716)	$(587,407)

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
Loss per common share — basic	$(0.37)	$(1.36)
Loss per common share — diluted	$(0.37)	$(1.36)
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)

	Gerdau Ameristeel Corporation and
	Subsidiaries Shareholders’
				Accumulated
				Other
	Number of	Capital	Retained	Comprehensive	Noncontrolling
	Shares	Stock	Earnings	Income (Loss)	Interest	Total
Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$42,321	$3,906,936

Comprehensive loss:
Net (loss) income			(587,407)		11,952	(575,455)
Foreign exchange loss translation				(135,120)		(135,120)
Unrealized loss on qualifying cash flow hedges, net of tax of $24,572				(37,427)		(37,427)
Net loss from pensions and postretirement plans, net of tax of $45,406				(70,385)		(70,385)
Total comprehensive loss						(818,387)
Dividends			(142,602)			(142,602)
Distribution to noncontrolling interest					(3,065)	(3,065)
Purchase of subsidiary shares from noncontrolling interest					(14,590)	(14,590)
Employee stock options exercised and stock compensation expense	541,069	5,200				5,200

Balances at December 31, 2008	433,004,253	$2,552,323	$523,187	$(178,636)	$36,618	$2,933,492

Comprehensive loss:
Net loss			(161,716)		(2,557)	(164,273)
Foreign exchange gain translation				109,439		109,439
Unrealized gain on short-term investment, net of tax				1		1
Unrealized gain on qualifying cash flow hedges, net of tax of ($9,821)				22,880		22,880
Net loss from pensions and postretirement plans, net of tax of $7,542				(19,582)		(19,582)
Total comprehensive loss						(51,535)
Dividends			(8,646)			(8,646)
Distribution to noncontrolling interest					(4,163)	(4,163)
Employee stock options exercised and stock compensation expense	310,556	1,787				1,787

Balances at December 31, 2009	433,314,809	$2,554,110	$352,825	$(65,898)	$29,898	$2,870,935
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	Year Ended December 31,
	2009	2008
OPERATING ACTIVITIES

Net loss	$(164,273)	$(575,455)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	214,106	219,667
Impairment of goodwill	—	1,278,000
Amortization of intangibles	65,736	102,959
Amortization of deferred financing costs	24,274	10,951
Deferred income taxes	(42,123)	(35,559)
Loss on disposition of property, plant and equipment	2,322	3,322
Loss (income) from 50% owned joint ventures	4,692	(45,005)
Distributions from 50% owned joint ventures	11,828	41,829
Compensation cost from share-based awards	6,474	2,464
Excess tax benefits from share-based payment arrangements	(135)	(1,200)
Realized (gain) loss on investments	(3,244)	59,977
Facility closure costs	115,033	7,807
Loss on extinguishment of debt	11,877	—
Writedown of inventory	33,044	48,116

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	227,323	101,941
Inventories	433,702	(147,544)
Other assets	(46,646)	11,020
Liabilities	(139,970)	(315,298)
NET CASH PROVIDED BY OPERATING ACTIVITIES	754,020	767,992

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(78,086)	(168,117)
Proceeds from disposition of property, plant and equipment	1,804	3,261
Acquisitions	—	(287,560)
Opening cash from acquisitions	—	2,249
Change in restricted cash	(1,691)	—
Purchases of investments	(632,183)	(207,516)
Proceeds from sales of investments	831,096	1,425
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	120,940	(656,258)

FINANCING ACTIVITIES
Proceeds from issuance of non-affiliated debt	—	1,076
Proceeds from issuance of affiliated debt	610,000	—
Repayments of non-affiliated debt	(1,327,499)	(4,394)
Payments of deferred financing costs	(21,887)	(1,635)
Cash dividends	(8,646)	(142,602)
Distributions to subsidiary’s noncontrolling interest	(4,163)	(3,065)
Proceeds from exercise of employee stock options	216	1,195
Excess tax benefits from share-based payment arrangements	135	1,200
NET CASH USED IN FINANCING ACTIVITIES	(751,844)	(148,225)
Effect of exchange rate changes on cash and cash equivalents	25,642	(28,336)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	148,758	(64,827)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	482,535	547,362
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$631,293	$482,535

SUPPLEMENTAL INFORMATION
Cash (refunds) payments for income taxes	$(20,895)	$338,659
Cash payments for interest	$164,558	$155,567
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
NOTE 1 – BUSINESS AND BASIS OF PRESENTATION
Gerdau Ameristeel Corporation and its subsidiaries (“the Company”) operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. The Company’s principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
As of December 31, 2009, Gerdau S.A. indirectly owned approximately 66.3% of the Company’s common shares outstanding.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All dollar amounts are reported in United States dollars unless otherwise indicated.
Consolidation: The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments: The Company’s investment in Pacific Coast Steel (“PCS”), an 84% owned joint venture, is consolidated recording the 16% interest not owned as a noncontrolling interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
Revenue Recognition and Allowance for Doubtful Accounts: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title is transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes PCS contracts in progress ($000s):

	Year Ended December 31,
	2009	2008
Total value of contracts in progress	$830,793	$1,381,815

Costs incurred on contracts in progress	604,459	904,291
Estimated earned gross profit	104,484	189,911
	708,943	1,094,202
Less billings to-date	730,468	1,125,118
	$(21,525)	$(30,916)
PCS contracts in progress were included in the Consolidated Balance Sheets under the following captions ($000s):

	December 31,
	2009	2008
Costs and estimated earnings in excess of billings on uncompleted contracts	$4,687	$14,771
Billings in excess of costs and estimated earnings on uncompleted contracts	(26,212)	(45,687)
	$(21,525)	$(30,916)
Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents.
Restricted Cash: Restricted cash consists of collateral for standby letters of credit.
Short-term Investments: The Company invests excess cash in short-term investments that are comprised of U.S. government treasury bills, U.S. government agency discount notes, Canadian government treasury bills, top-tier commercial paper, time deposits, certificates of deposit, bearer deposit notes and banker’s acceptances with highly rated financial institutions. All short-term investments are categorized as available-for-sale and accordingly are recorded at market value. All income generated from these investments is recorded as interest income.
Accounts Receivables: Accounts receivables are recorded when invoices are issued. Included in Accounts receivables are billed contract receivables and unbilled retention receivables related to the Company’s PCS business which aggregated $112.4 million and $197.0 million at December 31, 2009 and 2008, respectively. Unbilled retention is that portion of contract billings retained by the customer until after completion of PCS’ scope of work. Unbilled retentions vary up to 10% of the total amount billed on each respective contract. Upon completion of PCS’ agreed scope of work related to a particular contract, the retained amount is billed which converts the unbilled retention to billed retention. Depending on the term of the project, a portion of the unbilled retention is current and a portion is non-current. The non-current portion is recorded in Other Assets in the Consolidated Balance Sheets. Subject to the negotiated terms of each contract, the due date of billed retentions ranges from 30 days after the substantial completion of PCS’ scope of work, or up to 40 days following the completion of the overall project. PCS’ contracts typically range in duration from 3 to 18 months. Accounts receivables are written off when they are determined to be uncollectible.
The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the Company customers. At December 31, 2009 and 2008, the allowance for doubtful accounts was $8.9 million and $8.8 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.
Inventories: Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. During year ended December 31, 2009, the Company recorded a $33.0 million charge to cost of sales to write down inventories to net realizable value. These writedowns occurred in the first and second quarters of 2009 and, therefore, the Company had no
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

inventory recorded at net realizable value at December 31, 2009. The Company recorded a similar charge of $48.1 million during the year ended December 31, 2008, of which $38.7 million was related to inventory held by the Company as of December 31, 2008. Mill rolls, which are included as consumables, are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory at levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
Long-term Investments: In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At December 31, 2009, the Company held auction rate securities classified as long-term investments with a fair market value of $28.5 million. The cost basis of the investment in these securities was approximately $91.3 million. Certain auction rate securities failed auction because sell orders exceeded buy orders. As a result, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature beginning in 2025. During the year ended December 31, 2009, the Company was able to sell $3.9 million in auction rate securities for $7.9 million in cash resulting in a $4.0 million realized gain. Although it is the Company’s intention to sell its remaining auction rate securities when liquidity returns to the market for these securities, these investments are classified as a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a charge to write down these investments of approximately $0.8 million and $60.0 million for the years ended December 31, 2009 and 2008, respectively. The Company’s remaining auction rate securities will continue to be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. Interest incurred in connection with significant capital projects is capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the Statement of Earnings. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.
For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be fully recoverable. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset and its eventual disposition. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
As discussed in Note 18, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. Each facility was separately identified as an asset group for purposes of testing the respective facility’s long-lived assets for impairment. As a result of the impairment tests, for the year ended December 31, 2009, the Company recorded an impairment charge of $81.9 million, related to the property, plant and equipment at these facilities.
Additionally, as a result of certain triggering events, the Company performed an impairment test for all other asset groups as of May 31, 2009 and as of December 31, 2009. Both long-lived assets and intangible assets were included in these asset groups and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment tests as the recoverable amount of each of these other asset groups was significantly in excess of its respective carrying value. For each test, the expected future cash flows forecast developed by management was a key estimate used in the impairment analysis and was based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the asset groups as of the testing date.
Asset Retirement Obligations: Asset retirement obligations represent legal obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. When certain legal obligations are identified with indeterminate settlement dates, the fair value of these obligations cannot be reasonably estimated and accordingly a liability is not recognized. When a date or range of dates can reasonably be estimated for the retirement of that asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
The Company may incur asset retirement obligations in the event of a permanent plant facility shutdown. As discussed in Note 18, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities during the third quarter of 2009. The Company has not recorded an asset retirement obligation for these facilities as the Company has not incurred any legal obligations to retire these facilities. The Company’s remaining facilities can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is the Company’s practice and current intent to maintain these facilities and continue making improvements to them based on technological advances. As a result, the Company believes that the asset retirement obligations have indeterminate settlement dates because dates or ranges of dates upon which the Company would retire these assets cannot reasonably be estimated at this time. Therefore, at December 31, 2009, the Company cannot reasonably estimate the fair value of these liabilities. The Company will recognize these conditional asset retirement obligations in the periods in which sufficient information becomes available to reasonably estimate their fair value using established present value techniques.
Business Combinations: Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of December 31, 2009 and 2008, include the Long Products reporting unit which consists of all facilities within the steel mills segment and the PCS and Rebar Fabrication Group reporting units within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
December 31, 2009 Impairment Test:
Based on the Company’s revised outlook for the economic recovery which will stimulate incremental demand for its products, the Company concluded this significant revision was enough to require the Company to perform a goodwill impairment analysis as of December 31, 2009.
Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: (1) a discount rate of 12.5% using a mid-year convention and; (2) an expected future growth rate of 2% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of December 31, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

of December 31, 2009, the fair value of the Long Products, Rebar Fabrication and PCS reporting units exceeded their carrying value by approximately $1.6 billion (35% of its carrying value), $90 million (60% of its carrying value) and $60 million (22% of its carrying value), respectively.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of December 31, 2009. Based on this reconciliation, the implied control premium was 36%. The Company concluded a 36% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
The Company performed a sensitivity analysis for both the discount rate and terminal growth rate assumptions as they are key components of the concluded fair value. Assuming an increase in the discount rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (32% of its carrying value), $81 million (53% of its carrying value) and $40 million (15% of its carrying value), respectively. Assuming a decrease in the terminal growth rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (34% of its carrying value), $81 million (53% of its carrying value) and $50 million (18% of its carrying value), respectively.
Other 2009 Impairment Tests:
The Company was required to perform a goodwill impairment test as of May 31, 2009 due to certain triggering events and another impairment test as of July 1, 2009 to comply with its accounting policy of testing goodwill at least annually in the third quarter. For both tests, Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in the valuation analyses performed at each date included: (1) discount rates ranging from 12.5% to 13.25% using a mid-year convention and; (2) expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
December 31, 2008 Impairment Test:
Based on a combination of factors, including the economic environment in 2008 and declines in the stock market which resulted in a reduction in the Company’s market capitalization significantly below the carrying value of the Company’s net assets, there were sufficient indicators to require the Company to also perform a goodwill impairment analysis during the fourth quarter of 2008. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of the Long Products reporting unit within the steel mills segment and the PCS reporting unit within the downstream segment exceeded the fair market value of those reporting units. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.0% to 13.5% using a mid-year convention and an expected future growth rate of 2% to derive terminal values as well as operating earning margins, working capital levels, and asset lives used to generate future cash flows. As a result, the Company was required to perform step 2 of the goodwill impairment analysis to determine the amount of goodwill impairment charge. The step 2 analysis required the Company to determine the implied fair value of goodwill for each reporting unit as compared to the recorded value. As a result of the step 2 analysis, the Company concluded that the goodwill of the Long Products and the PCS reporting units were impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. No associated tax benefit was recorded for the impairment charge for the Long Products reporting unit impairment. However a tax benefit was recorded related to the PCS reporting unit impairment charge.
Intangible Assets: Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

not be recoverable. As of December 31, 2009, the Company’s intangible assets were tested for impairment in conjunction with long-lived assets as a result of certain triggering events which occurred in the second and fourth quarter and no impairment was indicated. See further discussion of the impairment test under “Long-lived Assets” above.
Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 30 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.
Deferred Income Taxes: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the Statement of Earnings in the period that includes the enactment date. A valuation allowance is recorded to the extent the Company concludes that it is considered more likely than not that a deferred tax asset will not be fully realized.
Derivatives: The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. As of December 31, 2009 and 2008, the Company’s interest rate swaps are designated and qualify, for accounting purposes, as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate risk being hedged (“Cash Flow Hedges”). For these cash flow hedges, effectiveness testing and other procedures required to ensure the ongoing validity of the hedges are performed monthly. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholder’s equity, net of tax effects, until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
Pensions and Postretirement Benefits: The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies:
▪	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.
▪	Pension assets are recorded at fair market value.
▪	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
▪	The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in Accumulated other comprehensive (loss) income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.
▪	A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.
Environmental Liabilities: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the resulting environmental accrual.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Reporting Currency and Foreign Currency Translation: Operating revenue and expenses of the U.S. based operations arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from the translation of such assets and liabilities are included in earnings.
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in Accumulated other comprehensive loss.
The consolidated financial statements have been prepared in U.S. dollars as this has been determined to be the reporting currency of the Company.
Earnings Per Share: The financial statements include “basic” and “diluted” per share information. Basic per share information is calculated by dividing Net loss attributable to Gerdau Ameristeel & subsidiaries by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock in the weighted average number of shares outstanding. The Company’s potential common stock consists of employee stock options outstanding.
Stock-Based Compensation: Effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 (Compensation – Stock Compensation) for its share-based compensation plans. The compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original FASB provisions and the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FASB ASC Topic 718.
The Company used the Black-Scholes model to value stock options and stock appreciation rights (“SARs”) awarded under its long-term incentive plan. The Company estimates forfeitures in determining the fair values of the stock options and SARs and the expense relating to stock-based compensation.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include (i) measurement of goodwill and related impairment; (ii) the liability for litigation and regulatory matters; (iii) accounting for employee benefit plans; (iv) estimated cost to complete for percentage of completion contracts which have a direct effect on gross profit; (v) the fair value of long-term investments in the absence of quoted market values; (vi) the fair value and accounting for derivatives; (vii) allowance for doubtful accounts; (viii) inventory valuation (lower of cost or net realizable value); (ix) the fair value of stock-based compensation awards; and (x) valuation of deferred income taxes. The application of purchase accounting also requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed.
Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2009 presentation.
ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In June 2009, the FASB issued guidance on “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FAS 162,” which was primarily codified into FASB ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements; however references in the notes to the consolidated financial statements to the authoritative accounting literature have been changed to reflect the newly adopted codification.
In June 2009, the FASB issued guidance on “Measuring Liabilities at Fair Value,” which was primarily codified into FASB ASC Topic 820. This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

and requires an entity to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique) or market approach. This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are level 1 fair value measurements. This guidance is effective for interim periods beginning after August 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In May 2009, the FASB issued guidance on “Subsequent Events,” which was primarily codified into FASB ASC Topic 855, “Subsequent Events,” which established general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was primarily codified into FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC Topic 820”) which provided additional guidance on measuring fair value when the volume and level of activity has significantly decreased and identifying transactions that are not orderly. This guidance also emphasized that an entity cannot presume an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on the “Recognition and Presentation of Other-Than-Temporary Impairments,” which was primarily codified into FASB ASC Topic 320, “Investments—Debt and Equity Securities,” which shifted the focus for debt securities from an entity’s intent to hold until recovery to its intent to sell. This guidance required entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassified the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff guidance on the “Disclosures about Fair Value of Financial Instruments,” which was primarily codified into FASB ASC Topic 825 “Financial Instruments,” which expanded the fair value disclosures required to interim periods. However, this guidance did not require interim disclosures of credit or market risks. The guidance was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued guidance on “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which was primarily codified into FASB ASC Topic 715 “Compensation – Retirement Benefits,” which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this guidance are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this guidance is permitted. The adoption of this guidance did not have an impact in the Company’s consolidated financial statements; however see Note 11 for the Company’s disclosures to comply with this guidance.
In February 2008, the FASB issued Staff guidance on the “Effective Date of FASB Statement 157,” which was primarily codified into FASB ASC Topic 820, which delayed the effective date of FASB ASC Topic 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Business Combinations,” which was primarily codified into FASB ASC Topic 805 “Business Combinations”. This guidance established the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also established disclosure requirements for business combinations. This guidance applied to business combinations for which the acquisition date was on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the FASB issued guidance on “Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB 51,” which was primarily codified into FASB ASC Topic 810 “Consolidations”. This guidance established new accounting and reporting standards for minority interests, now termed “non-controlling interests”. It required non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. This Guidance was effective for fiscal years beginning on or after December 15, 2008 and required retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s non-controlling interest in its consolidated financial statements.
The adoption of this statement resulted in the reclassification of prior year amounts related to noncontrolling interest (previously referred to as minority interest and reflected as a component of Liabilities in the Consolidated Balance Sheet) of $36.6 million at December 31, 2008, which has been reclassified to conform to the current year presentation as a separate component of Shareholders’ Equity ($000s):

	As Originally Reported	Impact of Adjustment	As Adjusted
Minority interest	$36,618	$(36,618)	$—
Total liabilities	4,373,181	(36,618)	4,336,563
Noncontrolling interest	—	36,618	36,618
Total shareholders equity	2,896,874	36,618	2,933,492
Total Liabilities and Shareholders’ Equity	7,270,055	—	7,270,055
As a result of the adoption of this statement, Shareholders’ Equity as of January 1, 2009 and 2008 increased for the equity attributable to noncontrolling interest reported below ($000s):

	2009	2008
Noncontrolling interest, January 1	$36,618	$42,321
Net (loss) income attributable to noncontrolling interest	(2,557)	11,952
Distribution to noncontrolling interest	(4,163)	(3,065)
Purchase of subsidiary shares from noncontrolling interest	—	(14,590)
Noncontrolling interest, December 31	$29,898	$36,618
The adoption of this statement resulted in the reclassification of prior year amounts related to Noncontrolling Interest (previously referred to as minority interest and reflected as a component of other expenses in the statement of earnings), totaling $12.0 million, for year ended December 31, 2008, have been reclassified to conform to the current year presentation shown separately from Net Income in the accompanying Consolidated Statement of Earnings ($000s):

	As Originally Reported	Impact of Adjustment	As Adjusted
Minority Interest	$11,952	$(11,952)	$—
Other Expenses	211,884	(11,952)	199,932
Loss before income taxes	(299,967)	11,952	(288,015)
Net loss	(587,407)	11,952	(575,455)
Net income attributable to noncontrolling interest	—	11,952	11,952
Net loss attributable to Gerdau Ameristeel & Subsidiaries	—	(587,407)	(587,407)
In March 2008, the FASB issued guidance on the “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement 133,” which was primarily codified into FASB ASC Topic 815 “Derivatives and Hedging”. This guidance expanded the disclosure requirements for derivative instruments and hedging activities. Specifically, this guidance requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not impact the Company’s consolidated financial statements; however see Note 13 for the Company’s disclosures about its derivative instruments and hedging activities.
In April 2008, the FASB issued guidance on the “Determination of the Useful Life of Intangible Assets,” which was primarily codified into FASB ASC Topic 350 “Intangibles – Goodwill and Other”. This guidance amended the factors that should be
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and required enhanced disclosures. This guidance was effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6 “Improving Disclosures About Fair Value Measurements”, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of level 1 and level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for level 3 reconciliation disclosures, which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a significant impact on its consolidated financial statements, however it will require additional disclosures.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. In accordance with the approval granted by the Canadian securities regulatory authorities, the Company has adopted IFRS as of January 1, 2010.
INITIAL ADOPTION OF IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first quarter of 2010 which will be the first period the Company will report under IFRS, it will adjust its comparative prior period financial statements to comply with IFRS. In addition, the Company will reconcile comparative period equity and net earnings from the previously reported US GAAP amounts to the restated IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet:
OPTIONAL EXEMPTIONS
Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after the opening transition date balance sheet.
Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS or January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date.
Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date from which its parent, Gerdau S.A., adopted IFRS. In accordance with
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i)	the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or

(ii)	the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition to IFRS as described in (ii) above.
MANDATORY EXCEPTIONS
Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates at its transition date will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
IMPACT OF IFRS ON FINANCIAL REPORTING
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts which could be significantly affected by the conversion to IFRS.
(a) Impairment of goodwill
US GAAP – US GAAP requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS – IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.
(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP – A write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset or group of assets and the eventual disposition.
IFRS – IAS 36 requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value. Impaired assets, other than goodwill, are assessed in subsequent years for indications that the impairment may have reversed. An impairment reversal is limited to the amount that would have been recognized had the original impairment not occurred.
In addition, in accordance with IFRS 1, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a long-lived assets impairment test if deemed necessary under
IAS 36.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

(c) Stock-based compensation
US GAAP – The fair value of stock-based awards with graded vesting and service-only conditions are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS – Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value and the related expense is attributed to the vesting period of each tranche of the award.
(d) Business combinations – redeemable noncontrolling interest
US GAAP – A redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest.
IFRS – IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option that was entered into in connection with the PCS 55% acquisition in 2006. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement.
(e) Provisions
US GAAP – US GAAP requires the use of a discount rate that produces an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the liability.
IFRS – IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.
(f) Postretirement benefits
US GAAP – The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS – The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses directly in equity or retained earnings in the period in which they occur (without the need to amortize those deferred gains and losses in the statement of income in future periods).
(g) Facility closure costs
US GAAP – US GAAP requires the recognition of certain obligations arising from facility closures when the facility ceases operation or when the cost is incurred.
IFRS – IFRS requires the recognition of certain obligations arising from facility closures when the obligations are unavoidable and are not related to the ongoing activities of the facility. As such, under IFRS, the Company will recognize certain obligations related to the Facility Plan in a different reporting period than what US GAAP would have required.
For the year ended December 31, 2009, the difference between US GAAP and IFRS related to the recognition of the Company’s facility closure costs exists only between interim periods. Therefore, the Company anticipates no difference between amounts recognized for US GAAP and IFRS for the full year 2009.
(h) Income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, certain of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).
In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

and the cumulative tax benefit recognized for book purposes is generally recorded directly to equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly to equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation, as compared to US GAAP which requires classification between current and noncurrent based on the balance sheet classification of the related asset or liability.
(i) Interim periods – pension valuation
US GAAP – Under US GAAP, the remeasurement of plan assets and defined benefit obligations is only an annual requirement unless a significant event, such as a curtailment, settlement or significant plan amendment occurs.
IFRS – Under IFRS, an entity is required to determine the present value of the defined benefit obligation and the fair value of the plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.
(j) Deferred financing costs
US GAAP – Under US GAAP, the Company presents deferred financing costs as an asset on its balance sheet.
IFRS – IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(k) Accumulated other comprehensive income or loss
As discussed above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans directly into retained earnings.
(l) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
NOTE 3 – ACQUISITIONS
During the year ended December 31, 2008, the Company acquired the following businesses:
▪	On April 1, 2008, PCS, a majority owned and consolidated joint venture of the Company, acquired substantially all of the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in fabrication and installation of structural steel and reinforcing steel products. CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California and Utah.

▪	On April 1, 2008, concurrent with the acquisition of CSI, the Company increased its equity participation in PCS to approximately 84%.

▪	On July 14, 2008, the Company acquired substantially all of the assets of Hearon Steel Co. (“Hearon”), a rebar fabricator and epoxy coater with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma.

▪	On October 27, 2008, the Company acquired all of the outstanding shares of Metro Recycling (“Metro”), a scrap processor headquartered in Guelph, Ontario. Metro Recycling is a recycler with three locations, two in Guelph and the other in Mississauga.

▪	On October 31, 2008, the Company acquired the operating assets of Sand Springs Metal Processors (“SSMP”), a scrap processor located in Sand Springs, Oklahoma.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded goodwill related to these acquisitions due to the following factors:
▪	these acquisitions provided the Company with an expanded geographic presence in the western United States,

▪	the CSI acquisition provided an increased presence in the specialized fabricated rebar installation market,

▪	the recycling operation acquisitions provided the Company with an increased percentage of captive scrap for its mill operations, and

▪	the Company has successfully integrated the business operations and realized synergies associated with the acquisition.
The total purchase price for the acquisitions in 2008 of $286.0 million was allocated to the acquired assets and assumed liabilities based on estimates of their respective fair values. The Company recorded total tangible assets of $157.7 million, goodwill of $177.1 million, intangibles of $20.2 million, liabilities of $96.7 million, and reduced minority interest by $27.7 million.
Goodwill of $37.7 million for the Metro and SSMP acquisitions was allocated to the steel mills segment. Goodwill of $139.4 million from the remaining acquisitions noted above was allocated to the downstream products segment. Purchased goodwill of $153.2 million is deductible for tax purposes.
The purchase price allocation to the identifiable intangible assets was as follows ($000s):

		Weighted-Average
	Fair Value	Useful Life
Customers relationships	$4,084	13 years
Order backlog	12,917	1.7 years
Trade name	1,655	5 years
Non-compete agreements	1,513	3.2 years
	$20,169
The acquisitions of CSI, Hearon, Metro, SSMP, and the increased ownership of PCS, were immaterial individually and in aggregate and do not require further disclosure.
During the year ended December 31, 2008, the Company completed the purchase price allocation of Valley Placers, Inc. (“VPI”), D&R Steel, LLC (“D&R”), Re-bars Inc.(“Re-bars”), Enco Materials Inc. (“Enco”), CSI and Chaparral Steel Company (“Chaparral”), resulting in a net increase of goodwill of $4.4 million.
NOTE 4 – INVENTORIES
Inventories consisted of the following ($000s):

	December 31,
	2009	2008
Ferrous and non-ferrous scrap	$101,431	$193,577
Raw materials (excluding scrap) and operating supplies	322,491	423,402
Work-in-process	112,889	225,767
Finished goods	277,977	425,022
	$814,788	$1,267,768
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consisted of the following ($000s):

	December 31, 2009
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$174,629	$(18,810)	$155,819
Buildings and improvements	380,115	(81,353)	298,762
Machinery and equipment	2,143,935	(1,015,973)	1,127,962
Construction in progress	34,233	—	34,233
Property, plant and equipment held for sale	4,076	—	4,076
	$2,736,988	$(1,116,136)	$1,620,852

	December 31, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$174,484	$(14,013)	$160,471
Buildings and improvements	372,046	(66,162)	305,884
Machinery and equipment	2,041,012	(820,555)	1,220,457
Construction in progress	117,365	—	117,365
Property, plant and equipment held for sale	4,301	—	4,301
	$2,709,208	$(900,730)	$1,808,478
Capitalized interest costs for property, plant and equipment construction expenditures were approximately $2.7 million and $3.9 million for the years ended December 31, 2009 and 2008, respectively. The Company had open accounts payable and accruals at December 31, 2009 and 2008 of $0.7 million and $6.7 million, respectively, related to the purchases of property, plant and equipment.
NOTE 6 – GOODWILL AND INTANGIBLES
The following table summarizes the changes in goodwill by reportable segment for the years ended December 31, 2009 and 2008 ($000s):

	2009
			Downstream
	Total	Steel mills	products
Balance as of January 1
Goodwill	$3,231,935	$2,968,071	$263,864
Accumulated impairment losses	(1,279,924)	(1,194,360)	(85,564)
	1,952,011	1,773,711	178,300

Foreign exchange translation	5,069	5,069	—
Net adjustment of goodwill	5,018	5,018	—

Balance as of December 31
Goodwill	3,242,022	2,978,158	263,864
Accumulated impairment losses	(1,279,924)	(1,194,360)	(85,564)
	$1,962,098	$1,783,798	$178,300
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

	2008
			Downstream
	Total	Steel mills	products
Balance as of January 1
Goodwill	$3,052,830	$2,927,780	$125,050
Accumulated impairment losses	(1,924)	—	(1,924)
	3,050,906	2,927,780	123,126

Goodwill acquired during the period	174,715	37,621	137,094
Impairment losses	(1,278,000)	(1,194,360)	(83,640)
Net adjustment of goodwill	4,390	2,670	1,720

Balance as of December 31
Goodwill	3,231,935	2,968,071	263,864
Accumulated impairment losses	(1,279,924)	(1,194,360)	(85,564)
	$1,952,011	$1,773,711	$178,300
During the year ended December 31, 2009, the Company completed the purchase price allocation of the 2008 acquisition of Metro, as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $5.0 million.
During the year ended December 31, 2008, the Company completed the purchase price allocation of Chaparral, Enco and CSI as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $4.4 million.
During the year ended December 31, 2008, the Company recorded a non-cash goodwill impairment charge of $1.3 billion representing the impairment charge discussed in Note 2.
Intangible assets were comprised of the following ($000s):

	December 31,
	2009			2008
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	$572,380	$(144,233)	$428,147	$572,380	$(94,826)	$477,554
Patented technology	29,220	(13,369)	15,851	29,220	(7,555)	21,665
Order backlog	29,272	(29,268)	4	29,271	(21,862)	7,409
Trade name	5,505	(3,017)	2,488	5,505	(1,917)	3,588
Non-compete agreements	8,186	(4,673)	3,513	8,145	(2,625)	5,520
	$644,563	$(194,560)	$450,003	$644,521	$(128,785)	$515,736
For the years ended December 31, 2009 and 2008, the Company recorded amortization expense related to its intangible assets of $65.7 million and $103.0 million, respectively.
The estimated amortization expense for each of the five years ending subsequent to December 31, 2009 is as follows ( $000s):

	2010	2011	2012	2013	2014
Customer relationships	$50,656	$49,975	$47,250	$43,162	$39,074
Patented technology	5,813	5,813	4,091	13	13
Order backlog	4	—	—	—	—
Trade name	1,101	973	331	83	—
Non-compete agreements	2,001	1,269	218	25	—
	$59,575	$58,030	$51,890	$43,283	$39,087
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s investment in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of (loss) earnings has been included in the Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. For the year ended December 31, 2008, results excluded the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increased the income earned by joint ventures recorded by the Company. There was no purchase price adjustment for the year ended December 31, 2009 ($000s):

	December 31,
	2009	2008
Balance Sheet
Current assets	$225,228	$199,150
Property, plant and equipment, net	136,176	166,226
Current liabilities	62,180	40,156
Long-term debt	4,268	4,194

	Year Ended December 31,
	2009	2008
Statement of Earnings
Sales	$630,118	$1,258,610
Operating (loss) income	(3,179)	80,729
(Loss) income before income taxes	(4,992)	79,199
Net (loss) income	(9,384)	76,788
NOTE 8 – LONG-TERM DEBT
NON-AFFILIATED DEBT
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility which has three tranches maturing between five and six years from the September 14, 2007 closing date. As of December 31, 2009, Tranche A, B, and C had outstanding amounts of $565 million, $1.0 billion, and $125 million respectively. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A. maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At December 31, 2009 Gerdau S.A.’s debt rating from Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provides temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of December 31, 2009, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 4.0:1.0. For the year ended December 31, 2009, Gerdau S.A.’s consolidated EBITDA was R$3.8 billion and net interest expense was R$1.0 billion. As of December 31, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.5:1.0 and consolidated net debt was R$9.7 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25% from the reporting date to September 30, 2010 unless cancelled by the Company prior to that time. The Company’s
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

interest payments on March 10, 2010 and September 10, 2010, will be based on this higher interest rate unless the amendment is cancelled by the Company prior to that time. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending September 9, 2009, the export receivables were $199.7 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $34.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company was in compliance with the terms of Term Loan Facility at December 31, 2009.
During 2009, the Company used cash and proceeds from debt issuances to repay $910 million of the Term Loan Facility.
Senior Secured Credit Facility: In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The Company terminated the previously existing $950 million facility which would have matured in October 2010. The new facility is scheduled to mature on December 21, 2012. The Company can borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, or (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s cash, inventory, accounts receivable and certain other assets not including real property, machinery or equipment.
Loans under the Senior Secured Credit Facility bear interest at a rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $81.3 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of December 31, 2009, excess availability under the Senior Secured Credit Facility was $501.5 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets, make acquisitions or other investments and enter into mergers or consolidations.
The Company was in compliance with the terms of the Senior Secured Credit Facility at December 31, 2009.
At December 31, 2009 and 2008, there were no loans outstanding under these facilities, and there were $66.3 million and $74.9 million, respectively, of letters of credit outstanding under these facilities. Based upon available collateral under the terms of the agreement, at December 31, 2009 and 2008, approximately $420.2 million and $759.6 million, respectively, were available under the Senior Secured Credit Facilities, net of outstanding letters of credit.
Senior Notes: On August 31, 2009 the Company redeemed all of the outstanding Senior Notes, at a redemption price equal to 101.792% of the outstanding principal amount (the “Redemption Price”). The Company funded the Redemption Price of approximately
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

$412.3 million with cash. The notes were redeemed in full in accordance with their terms. The Company recorded a charge related to the debt extinguishment of $11.9 million during the year ended December 31, 2009.
Industrial Revenue Bonds: The Company had $46.8 million and $50.4 million of industrial revenue bonds (“IRBs”) outstanding at December 31, 2009 and 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Jackson, Tennessee bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002, which was subsequently repaid during 2009. On May 3, 2007, Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, entered into an IRB for the Jacksonville, Florida facility in the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. At December 31, 2009 and 2008, the loan amount outstanding was $13.9 million and $15.4 million, respectively. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of December 31, 2009, Shareholders’ Equity was $2.9 billion and the Shareholders’ Equity to Total Asset ratio was 0.7:1.0.
AFFILIATED DEBT
In November 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610.0 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and the guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. Interest is payable semiannually, starting on July 20, 2010. The Company used the net proceeds of the loan to prepay $610.0 million of debt outstanding pursuant to the Term Loan Facility. The Company had $610.0 million recorded in Long-term Debt — Affiliated and $3.8 million recorded in Accrued interest — affiliated at December 31, 2009.
Long-term Debt included the following ($000s):

	December 31
	2009	2008
Non-affiliated Debt:
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 2.25%, due September 2012 (1)	$690,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 2.25%, due September 2013 (1)	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (2)	—	403,976
Industrial Revenue Bonds, bearing interest of 0.41% to 5.30%, due through May 2037	46,800	50,400
Capital Expenditure Credit Facility, bearing interest of LIBOR plus 1.80%, due March 2014	13,859	15,399
Other, bearing interest from 6.00% to 7.46%, due through April 2011	116	112
Total Non-affiliated Debt	1,750,775	3,069,887
Less current portion — Non-affiliated	(3,174)	(1,893)
Long-term Debt, less current portion — Non-affiliated	1,747,601	3,067,994
Affiliated debt, bearing interest of 7.95%, due January 2020	610,000	—
Total Long-term Debt	$2,357,601	$3,067,994

(1)	The Term Loan Facility has semi-annual debt repayments beginning March 2012 based on the Loan amortization schedule within the Term Loan Facility agreement.

(2)	As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The maturities of borrowings for the years ending subsequent to December 31, 2009, are as follows ($000s):

Amount
2010	$3,174
2011	3,101
2012	1,193,080
2013	503,080
2014	5,340
Thereafter	653,000
$2,360,775
The Company’s debt agreements contain covenants that if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.
NOTE 9 – RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. The Company also records rent expense related to leases between PCS and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
The related party transactions consisted of the following ($000s):

	Year Ended December 31,
	2009	2008
Purchases from affiliated companies	$8,349	$94,339
Sales to affiliated companies	75,125	96,013
Leases between PCS and entities controlled by management of PCS	6,389	2,746
Interest expense — affiliated (1)	3,772	—

(1)	The interest expense — affiliated is related to the $610.0 million affiliated loan agreement discussed in Note 8.
Additionally, at December 31, 2009 and 2008, the Company had $10.3 million and $18.6 million of accounts receivable from affiliated companies related to the sales above, respectively.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES
The income tax (benefit)/expense was comprised of ($000s):

	Year Ended December 31,
	2009	2008
Current	$(86,453)	$322,999
Deferred	(42,123)	(35,559)
	$(128,576)	$287,440

Current income taxes:
Canada	$(3,577)	$8,799
U.S.	(82,856)	314,047
Other	(20)	153
	$(86,453)	$322,999

Deferred income taxes:
Canada	$(25,795)	$14,640
U.S.	(16,328)	(50,199)
	$(42,123)	$(35,559)

Total provision for income taxes	$(128,576)	$287,440
The income tax (benefit)/expense differed from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Year Ended December 31,
	2009	2008
Tax provision at Canadian statutory rates (31.0% and 31.5% for 2009 and 2008, respectively)	$(90,782)	$(90,725)

Increased (decreased) by the tax effect of:
Non deductibility of impairment of goodwill	—	376,223
Tax exempt income	(42,231)	(42,074)
Effect of different rates in foreign jurisdictions	(17,705)	44,925
Deduction related to domestic production activities	—	(16,027)
Change in enacted tax rates	5,585	(2,619)
Change in valuation allowance	20,848	23,940
Noncontrolling interest	793	(3,765)
Other, net	(5,084)	(2,438)
Income tax (benefit)/expense	$(128,576)	$287,440
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The components of the deferred tax assets and liabilities consisted of the following ($000s):

	December 31,
	2009	2008
Canada
Non-current deferred tax assets
Operating loss carryforwards	$36,347	$8,127
Tax credits and capital losses	2,455	—
Pension and retirement accruals	23,653	16,347
Long-term liabilities not currently deductible	6,136	2,609
Other	841	393
	69,432	27,476
Less: Valuation allowance	(2,455)	—

Total non-current deferred tax assets	$66,977	$27,476
Non-current deferred tax liabilities
Property, plant and equipment	$36,296	$32,867
Other	921	—
Total non-current deferred tax liabilities	$37,217	$32,867
Net non-current deferred tax assets (liabilities)	$29,760	$(5,391)

United States
Current deferred tax assets
Accounting provisions not currently deductible for tax purposes	$29,743	$31,414
Less: Valuation allowance	(9,001)	—
Net current deferred tax assets	$20,742	$31,414
Non-current deferred tax assets
Operating loss carryforwards	$26,898	$20,439
State tax credits and unrealized capital loss carryforward	61,163	62,044
Pension and retirement accruals	72,563	81,280
Long-term liabilities not currently deductible	19,977	35,012
Other	19,123	16,099
	199,724	214,874
Less: Valuation allowance	(44,494)	(34,897)
Total non-current deferred tax assets	$155,230	$179,977
Non-current deferred tax liabilities
Property, plant and equipment, and intangibles	$455,483	$498,440
Total non-current deferred tax liabilities	$455,483	$498,440
Net non-current deferred tax liabilities	$300,253	$318,463

Total gross deferred tax assets	$242,949	$238,867

Total gross deferred tax liabilities	$492,700	$531,307
As of December 31, 2009, the Company had a combined non-capital loss carryforward of approximately $141.5 million for Canadian tax purposes that expire on various dates between 2013 and 2029. The Company also had a net operating loss (“NOL”) carryforward of approximately $43.5 million for U.S. federal income tax purposes and $376.0 million for state income tax purposes that expire on various dates between 2010 and 2029.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (“IRC”) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded for those NOLs.
The Company believes its Canadian net deferred tax asset at December 31, 2009 of $29.8 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.
The Company recorded a valuation allowance of $20.8 million and $30.7 million in 2009 and 2008, respectively. During 2009 and 2008, the Company recorded a valuation allowance of $10.2 million and $6.8 million, respectively, related to the $33.3
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

million deferred tax asset associated with state tax credits obtained in the Chaparral acquisition. As of December 31, 2009, the Company has recorded a cumulative valuation allowance of $17.0 million for this deferred tax asset because the Company believes this deferred tax asset is not more likely than not to be fully realized before its expiration. The state credits will expire on various dates between 2015 and 2018. For the year ended December 31, 2009, the Company recorded a pre-tax charge of $115.0 million related to the facility closures discussed in Note 18. As a result of the facility closures, a valuation allowance of $7.4 million was recorded against the associated deferred tax asset related to certain state net operating losses since the Company believes that it is not more likely than not to be fully realized. During 2009 the Company also recorded a valuation allowance of $2.3 million related to Canadian capital losses realized.
During 2008 the Company recorded a pre-tax other-than-temporary impairment of approximately $60.0 million related to the auction rate securities discussed in Note 2. As a result, a valuation allowance of $23.4 million was recorded against the associated deferred tax asset since the Company believes that it is not more likely than not to be fully realized.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be permanently reinvested by these subsidiaries.
As of December 31, 2009 and 2008, respectively, the Company had $24.6 million and $22.8 million of unrecognized tax benefits (“UTBs”). Included in this balance of unrecognized tax benefits at December 31, 2009 and 2008, respectively, are $19.6 million and $17.0 million that, if recognized, would decrease the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows ($000s):

	2009	2008
Balance as of January 1	$22,765	$17,373
Tax positions related to current year:
Gross additions	5,083	3,323
Gross reductions	(92)	(339)

Tax positions related to prior year:
Gross additions	42	1,429
Gross reductions	(2,384)	(372)
Settlements	(851)	(1,333)
Lapses in statute of limitations	(248)	(1,346)
UTBs acquired in a business combination	—	4,385
Changes due to translation of foreign currency	253	(355)
Balance as of December 31	$24,568	$22,765
The above reconciliation of the gross unrecognized tax benefit will differ from the amount which would affect the effective rate due to the impact of the recognition of federal and state tax benefits.
The Company’s continuing practice is to recognize interest and /or penalties related to uncertain tax positions in income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued interest and penalties of approximately $0.7 million during 2009 and in total, as of December 31, 2009, has recognized a liability of approximately $3.3 million for interest and/or penalties. During 2008, the Company accrued approximately $0.1 million of interest and penalties and in total, as of December 31, 2008, recognized a liability of approximately $2.6 million for interest and / or penalties.
The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.
The tax years 2004 to 2009 remain open to examination in the United States and various state taxing jurisdictions. The tax years 2002 to 2009 remain open to examination by the Canadian taxing jurisdictions.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering certain employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
Certain employees are also covered by defined contribution retirement plans. For the years ended December 31, 2009 and 2008, Company contributions and expense were approximately $11.9 million and $16.3 million, respectively.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarizes the changes in the benefit obligation and fair value of plan assets included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
Change in Benefit Obligation
Benefit obligation at beginning of period	$616,652	$662,978	$113,457	$123,156
Service cost	26,097	25,262	2,235	2,864
Interest cost	41,461	38,076	7,222	7,076
Plan participants’ contributions	—	—	1,520	1,238
Amendments	354	391	—	1,226
Curtailment	(26,157)	(2,095)	(8,110)	—
Actuarial (gain) loss	84,909	(22,484)	18,010	(8,676)
Benefits and administrative expenses paid	(29,789)	(28,637)	(6,913)	(6,272)
Medicare Part D subsidy	—	—	692	558
Foreign exchange (gain) loss	41,315	(56,839)	5,659	(7,713)
Benefit obligation at end of period	$754,842	$616,652	$133,772	$113,457

Change in Plan Assets
Fair value of plan assets at beginning of period	$387,336	$532,047	$—	$—
Actual return on plan assets	66,381	(114,435)	—	—
Employer contribution	75,459	48,214	4,701	4,477
Plan participants’ contributions	—	—	1,520	1,237
Benefits and administrative expenses paid	(29,789)	(28,637)	(6,913)	(6,272)
Medicare Part D subsidy	—	—	692	558
Foreign exchange (loss) gain	34,837	(49,853)	—	—
Fair value of plan assets at end of period	$534,224	$387,336	$—	$—

Amounts Recognized in the Consolidated Balance Sheets
Other assets	$2,576	$3,154	$—	$—
Accrued salaries, wages and employee benefits	(2,581)	(1,720)	(5,701)	(5,152)
Accrued benefit obligations	(220,613)	(230,750)	(128,071)	(108,305)
Net liability recognized, end of year	$(220,618)	$(229,316)	$(133,772)	$(113,457)
The accumulated benefit obligation for all defined benefit pension plans was $710.2 million and $552.5 million at December 31, 2009 and 2008, respectively. The unfunded status for all pension benefits plans was ($220.6) million and ($229.3) million at December 31, 2009 and 2008, respectively, and for other benefit plans was ($133.8) million and ($113.5) million at December 31, 2009 and 2008, respectively.

The amounts recognized in Accumulated other comprehensive loss at December 31, 2009 were as follows ($000s):

	Pension Benefits	Other Benefit Plans
Transition obligation	$986	$—
Prior service cost	7,200	(4,074)
Net actuarial loss	201,635	15,966
	$209,821	$11,892

The amounts in Accumulated other comprehensive loss expected to be recognized as a component of net periodic benefit in 2010 are as follows ($000s):

	Pension Benefits	Other Benefit Plans
Amortization of transition liability	$201	$—
Amortization of prior service cost	2,618	(461)
Amortization of net actuarial loss	12,742	390
The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$26,097	$25,262	$2,235	$2,864
Interest cost	41,461	38,076	7,222	7,076
Expected return on plan assets	(36,617)	(39,315)	—	—
Amortization of transition liability	191	212	—	—
Amortization of prior service cost	2,939	4,139	(426)	(306)
Amortization of net actuarial loss	6,147	2,228	159	460
Curtailment	4,750	—	222	—
Net periodic benefit cost	$44,968	$30,602	$9,412	$10,094
Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows ($000s):

	Pension Benefits		Other Benefit Plans
	December 31,		December 31,
	2009	2008	2009	2008
Projected benefit obligation	$733,964	$602,907	$133,772	$113,457
Accumulated benefit obligation	689,329	538,712	133,772	113,457
Fair value of plan assets	510,706	370,443	—	—
The information for pension plans with a projected benefit obligation in excess of plan assets was the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

ASSUMPTIONS

	Pension Benefits		Other Benefit Plans
	2009	2008	2009	2008
Weighted-average assumptions used to determine benefits obligations at December 31,
Discount rate	5.75% to 6.25%	6.25% to 7.25%	5.75% to 6.25%	6.25% to 7.25%
Expected long-term return on plan assets	7.25% to 8.00%	7.00% to 8.00%	N/A	N/A
Rate of compensation increase	3.50% to 4.25%	3.50% to 4.25%	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31,
Discount rate	6.25% to 7.25%	5.50% to 6.25%	6.25% to 7.25%	5.50% to 6.25%
Expected long-term return on plan assets	7.00% to 8.00%	7.00% to 8.25%	N/A	N/A
Rate of compensation increase	3.50% to 4.25%	3.50% to 4.25%	N/A	N/A

Assumed health care cost trend rates at December 31,
Health cost trend rate — initial	N/A	N/A	8.20% to 8.70%	9.00% to 9.70%
Health cost trend rate — ultimate	N/A	N/A	5.00% to 5.50%	5.00% to 5.50%
Year in which ultimate rate is reached	N/A	N/A	2016 to 2017	2014 to 2016
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects ($000s):

	1 Percentage Point	1 Percentage Point
	Increase	Decrease
Effect on total of service cost and interest cost	$1,418	$(1,147)
Effect on postretirement benefit obligation	17,066	(14,240)
The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of the assets in the plans.
PLAN ASSETS
The Company’s pension plan weighted-average asset allocations at December 31, 2009 and 2008, by asset category were as follows:

	Plan Assets at December 31,
	2009	2008
Asset Category
Equity securities	62.0%	60.2%
Debt securities	35.7%	35.6%
Real estate	0.2%	0.5%
Other	2.1%	3.7%
Total	100.0%	100.0%
The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of the Company. To accomplish this objective, the fund is invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. The Company retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.
The asset mix policy considers the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations are 60% equity securities and 40% debt securities.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009, the pension plan assets were stated at fair value. If available, quoted market prices in active markets were used to fair value debt and equity securities. For securities that had no quoted market price, estimated fair values were used. The estimated fair values for the real estate limited partnerships were based on expected cash flows, discount rates and overall capital market liquidity in a non-active market. Certain cash and cash equivalents and mutual funds were invested in common collective trusts that are open-ended commingled pools dedicated exclusively to the management of assets in each fund. The estimated fair value of the cash and cash equivalents and mutual funds were based on the net asset value of their underlying investments. For some mutual funds, the net asset value was a quoted market price and for this reason those funds were classified as level 1. For other mutual funds, the net asset value was the sum of the market prices of the securities in the fund and for this reason classified as level 2. To achieve its investment objective, the mutual funds invest in equity securities, fixed income securities or fixed mutual funds that may include derivative instruments such as future contracts and swap agreements.
The fair values of the Company’s pension plan assets at December 31, 2009, by asset category were as follows ($000s):

		Fair Value Measurements at December 31, 2009
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash and cash equivalents	$8,634	$376	$8,258	$—
Equity securities
Health Care	5,766	5,766	—	—
Utilities	523	523	—	—
Financials	20,596	20,596	—	—
Consumer Staples	5,555	5,555	—	—
Consumer Discretionary	4,450	4,450	—	—
Materials	11,102	11,102	—	—
Energy	14,615	14,615	—	—
Information Technology	7,085	7,085	—	—
Industrials	10,464	10,464	—	—
Telecommunication Service	2,141	2,141	—	—
Miscellaneous	232	232	—	—
ADR’s	4,531	4,531	—	—
Debt Securities
Government and Agencies	46,708	46,708	—	—
Municipal Bonds	319	319	—	—
Corporate Bonds and Notes	39,056	39,056	—	—
Mutual Funds (1)	352,803	134,318	218,485	—
Real Estate/Limited Partnerships	1,000	—	—	1,000
	$535,580	$307,837	$226,743	$1,000
Receivables	15,254
Payables	(16,610)
	$534,224

(1)	This category includes investments in equity securities and debt securities.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

BENEFIT PAYMENTS
The expected benefit payments, in future years, are as follows ($000s):

		Other Benefit	Other Benefit
	Pension	Plans Before	Plans After
	Benefits	Subsidy	Subsidy
Projected Benefit Payments
2010	$35,813	$6,137	$5,701
2011	36,305	7,392	6,981
2012	40,051	7,800	7,341
2013	41,417	8,299	7,799
2014	42,596	8,746	8,206
2015 to 2019	256,179	49,371	46,143
CONTRIBUTIONS
The Company contributed $75.5 million and $48.2 million to its defined benefit pension plans for the years ended December 31, 2009 and 2008, respectively. The Company expects to contribute $71.1 million to its pension plans in 2010.
MULTI-EMPLOYER PENSION PLANS
PCS is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions for employee benefits at PCS, including multi-employer pension plans, totaled $23.7 million and $34.2 million for years ended December 31, 2009 and 2008, respectively. The Company expects to contribute $24.5 million in 2010.
NOTE 12 – FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted FASB ASC Topic 820 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31, 2009 and 2008, the Company had certain assets and liabilities that were required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
The Company’s short-term investments consisted of the items as identified in Note 2. The fair values of the U.S. and Canadian government treasury bills were determined based on observed prices in publicly quoted markets. Therefore the Company utilized level 1 inputs to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets or derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these short-term investments.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The Company’s auction rate security instruments, which were classified as long-term investments at December 31, 2009, were reflected at fair value. The fair values of these securities were estimated utilizing valuation models including those based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of December 31, 2009. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. See Note 13 for further information on the Company’s derivative instruments and hedging activities. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives.
The Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of FASB ASC Topic 820 at December 31, were as follows ($000s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$25,000	$—	$25,000	$—
Long-term Investments	$28,538	$—	$—	$28,538
Liabilities:
Derivative liabilities	$37,822	$—	$37,822	$—

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$205,817	$74,980	$130,837	$—
Long-term Investments	$33,189	$—	$—	$33,189
Liabilities:
Derivative liabilities	$63,005	$—	$63,005	$—
The following table summarizes the changes in fair value for the level 3 auction rate securities ($000s):

	2009	2008
Short-term investments
Balance as of January 1	$—	$94,591
Reclassification to Long-term Investments	—	(54,220)
Realized loss on investments	—	(39,671)
Sales of Short-term investments	—	(700)
Balance as of December 31	$—	$—

Long-term Investments
Balance as of January 1	$33,189	$—
Reclassification from Short-term investments	—	54,220
Realized gain (loss) on investments, net	3,244	(20,306)
Sales of Long-term Investments	(7,895)	(725)
Balance as of December 31	$28,538	$33,189
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of Cash and cash equivalents, Accounts receivable, net, Accounts payable and accrued liabilities in the Consolidated Balance Sheet approximated fair value.
The fair value of the Company’s debt was $2.2 billion and $2.6 billion as of December 31, 2009 and 2008, respectively. At December 31, 2009, the fair value of the Company’s debt was determined by the present value of future payments based on interest rate conditions as of that time. At December 31, 2008, fair values of the floating rate debt were determined by the present value of future payments based on interest rate conditions at that time and those of the fixed rate debt were estimated based on quoted market prices.
The Company also had assets that, under certain conditions, were subject to measurement at fair value on a non-recurring basis. Those assets include inventories; property, plant and equipment; goodwill and intangibles. During the year ended December 31, 2009, the Company recorded a $33.0 million charge to Cost of sales to write down inventories to net realizable value. Additionally, as discussed in Notes 2 and 18, during the year ended December 31, 2009 the Company recorded an impairment charge of $81.9 million related to the property, plant and equipment as a result of its long-lived asset impairment test at the closed facilities. This charge was included in the Facility closure costs line item of the Company’s Consolidated Statement of Earnings. At December 31, 2009, the Company had no inventory or property, plant and equipment measured at fair value. For goodwill and intangibles, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired. During the year ended December 31, 2009, the Company had no impairments related to goodwill and intangibles.
The Company fair valued its inventories based on an estimate of current market selling prices (less selling costs). The Company used unobservable inputs based on the assumptions that market participants would use in pricing these assets at the measurement date. Therefore, the Company utilized level 3 inputs in valuing its inventory.
In conjunction with the impairment test discussed above, the Company fair valued its property, plant and equipment based on an estimate of the amount that would be received in an orderly liquidation sale. The Company used unobservable inputs based on the assumptions that market participants would use in pricing these assets. Therefore, the Company utilized level 3 inputs in this valuation.
NOTE 13 – FINANCIAL INSTRUMENTS
CASH FLOW HEDGES
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on Tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%.
FAIR VALUE HEDGES
On April 18, 2008, the Company settled its interest rate swaps which qualified as a fair value hedge. These interest rate swaps converted the fixed rate 10 3/8% Senior Notes to floating rate debt and had a notional value of $200 million and a fair value of $2.5 million when they were terminated on April 18, 2008. Upon the termination of these interest rate swaps the carrying value of the 10 3/8% Senior Notes increased $2.5 million and the Company amortized the amount and recognized an increase of Interest expense – non-affiliated using the effective interest rate. In August 2009, the Company paid off the Senior Notes and recognized the remaining $1.5 million of fair value as a Loss on extinguishment of debt in the Consolidated Statement of Earnings. For the year ended December 31, 2009, the amount recorded as an increase of Interest expense - non-affiliated was insignificant. The Company reflected the ineffective portion of the fair value hedges in Interest expense – non-affiliated. For the year ended December 31, 2008, there was no ineffectiveness related to fair value hedges.
NON-QUALIFYING
Additionally, on April 18, 2008, the Company settled the interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives did not qualify for hedge accounting. These interest rate caps and floors had a fair value of $4.6 million when they were terminated on April 18, 2008. The Company reflects the changes in derivatives that do not qualify for hedge accounting in Interest expense – non-affiliated. For the year ended December 31, 2008, the change in fair value of non-qualifying derivatives was a loss of $1.1 million.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value and presentation in the Consolidated Balance Sheets for derivatives designated as hedging instruments as of December 31, 2009 and 2008, respectively ($000s):

		Asset Derivatives		Liability Derivatives
		Fair Value at	Fair Value at	Fair Value at	Fair Value at
	Balance Sheet	December 31,	December 31,	December 31,	December 31,
	Location	2009	2008	2009	2008
Derivatives designated as hedging instruments
Interest rate derivative contracts	Other Liabilities	$—	$—	$37,822	$63,005
The following table summarizes the effect of cash flow derivative instruments on the Consolidated Statements of Earnings for the years ended December 31, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized		Amount of Loss Reclassified
	in AOCI on Derivative		from AOCI into Income
	(Effective Portion)		(Effective Portion) (a)
	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
Interest rate derivative contracts	$15,362*	$(38,433)*	$17,114	$1,007

*	Net of tax

(a)	Amounts related to interest rate derivatives were included in Interest expense - non-affiliated.
There was no ineffectiveness recorded as interest expense for the years ended December 31, 2009 and 2008.
The Company estimates that approximately $26.0 million of pre-tax unrealized loss recognized in Accumulated other comprehensive loss as of December 31, 2009 will be reclassified into earnings within the next 12 months.
The following table summarizes the effect of fair value derivative instruments on the Consolidated Statements of Earnings for the years ended December 31, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in
	Income on Derivatives (a)
	Year Ended December 31,
	2009	2008
Interest rate derivative contracts	$—	$2,528

(a)	Amounts related to interest rate derivatives were included in Interest expense - non-affiliated.
The following table summarizes the effect of derivatives not designated as hedging instruments on the Consolidated Statements of Earnings for the years ended December 31, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in
	Income on Derivatives (a)
	Year Ended December 31,
	2009	2008
Interest rate derivative contracts	$—	$(793)

(a)	Amounts related to interest rate derivatives were included in Interest expense - non-affiliated.
The Company was not required to post assets as collateral for its derivatives.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
December 31, 2009
Common	Unlimited	433,314,809	$2,554,110
December 31, 2008
Common	Unlimited	433,004,253	$2,552,323
On March 20, 2009, the Company paid total cash dividends of $0.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders.
At December 31, the components of Accumulated other comprehensive loss were as follows ($000s):

	December 31,
	2009	2008
Cumulative foreign currency translation adjustments, net of tax	$85,655	$(23,784)
Minimum pension liability adjustments, net of tax	(137,007)	(117,425)
Unrealized gain on short-term investment, net of tax	1	—
Unrealized loss on qualifying cash flow hedges, net of tax	(14,547)	(37,427)
	$(65,898)	$(178,636)
EARNINGS PER SHARE
The following table identifies the components of basic and diluted loss per share attributable to Gerdau Ameristeel and subsidiaries ($000s except share and loss per share data):

	Year Ended December 31,
	2009	2008
Basic loss per share attributable to Gerdau Ameristeel and Subsidiaries:
Basic net loss	$(161,716)	$(587,407)
Average shares outstanding	432,292,911	432,090,037
Basic net loss per share	$(0.37)	$(1.36)

Diluted loss per share attributable to Gerdau Ameristeel and Subsidiaries:
Diluted net loss	$(161,716)	$(587,407)

Diluted average shares outstanding:
Average shares outstanding	432,292,911	432,090,037
Dilutive effect of stock options and share units	—	—
	432,292,911	432,090,037
Diluted net loss per share	$(0.37)	$(1.36)
At December 31, 2009, options and restricted shares to purchase 3,720,999 (1,997,571 at December 31, 2008) common shares, were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The Company has a long-term incentive plan (“LTIP”) which is designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is based on a Black-Scholes or other method for determining option values. Phantom stock, SARs and options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $10.6 million was earned by participants pursuant to the LTIP in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options, as part of this award. An award of approximately $8.3 million was earned by participants in 2007 pursuant to the LTIP and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options under this plan. These awards are being accrued over the vesting period.
The 2006 Stock Appreciation Rights Plan was designed to attract, retain and motivate participating employees of the Company through awards of SARs. The SARs vest 25% on each of the first four anniversaries of the date of the award. At December 31, 2009, there were 239,734 SARs outstanding under this plan. The SARs are recorded as a liability and benefits are charged to expense over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for U.S. Treasury bonds commensurate with the expected term of the granted option.

	2009	2008
Risk-free interest rate	1.99%	3.01%
Expected life	6.25 years	6.25 years
Expected volatility	62.95%	49.10%
Expected dividend yield	3.10%	3.08%
The grant date fair value of stock options granted during the years ended December 31, 2009 and 2008 was $1.59 and $6.02, respectively.
During the years ended December 31, 2009 and 2008, the compensation costs recognized by the Company for all options issued were $1.2 million and $0.9 million, respectively. At December 31, 2009, the remaining unrecognized compensation cost related to all unvested options was approximately $2.3 million and the weighted-average period of time over which this cost will be recognized is 2.2 years.
Under the amended and restated employment agreement of the Company’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares plus an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount in cash equal to the amount by which $25 million exceeds the value, on June 1, 2015 of the 1,749,526 Common Shares, the value of dividends earned on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

separate employment agreement with Gerdau S.A., dated as of January 1, 2008, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in a rabbi trust such Common Shares plus an amount of common shares equal to the amount of cash dividends payable on such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 892,501 shares have been issued to the trust.
The Company offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of the annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until their service on the board terminates. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $1.6 million and $0.8 million at December 31, 2009 and 2008, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2009, there were 439,345 and 334,429 respectively, of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. No further awards will be granted under these prior plans.
For the year ended December 31, 2009 and 2008 the Company recorded a non-cash pre-tax expense of $6.5 million and $2.5 million, respectively, to mark-to-market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
The following table summarizes stock options outstanding as of December 31, 2009, as well as activity during the year then ended:

	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding at December 31, 2008	1,307,036	$9.13
Granted	2,002,116	3.48
Exercised	(108,590)	1.98
Forfeited	(372,064)	6.18
Outstanding at December 31, 2009 (a)	2,828,498	$5.79

Options exercisable	665,320	$7.57

(a)	At December 31, 2009, the weighted-average remaining contractual life of options outstanding and exercisable was 7.8 years and 4.4 years, respectively.
At December 31, 2009 and 2008, the aggregate intrinsic value of options outstanding was $10.4 million and $1.8 million, respectively. At December 31, 2009 and 2008, the aggregate intrinsic value of options exercisable was $2.1 million and $1.8 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the years ended December 31, 2009 and 2008 were as follows ($000s):

	2009	2008
Proceeds from stock options exercised	$216	$1,195
Tax benefit related to stock options exercised	135	1,200
Intrinsic value of stock options exercised	681	777
Total fair value of shares vested	5,489	3,536
The following table summarizes information about options outstanding at December 31, 2009:

		Weighted-Average
Exercise Price	Number	Remaining	Weighted -Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable
$1.38 to $3.48	2,072,775	8.0	$3.22	334,429
$9.50 to $10.90	428,140	6.9	10.53	242,495
$15.86	327,583	8.2	15.86	88,396
	2,828,498			665,320
NOTE 16 – CONTINGENCIES AND COMMITMENTS
ENVIRONMENTAL
As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs were approximately $19.3 million and $18.8 million as of December 31, 2009 and 2008, respectively. Of the $19.3 million of costs recorded as a liability at December 31, 2009, the Company expects to pay approximately $4.9 million during the year ended December 31, 2010.
Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.
LEGAL AND OTHER CLAIMS
In September 2008, the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
The Company is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. Although there can be no assurance that any particular claim will be resolved in the Company’s favor, the Company does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Company.
OPERATING LEASE COMMITMENTS
The Company leases certain equipment and real property under non-cancelable operating leases. At December 31, 2009, future minimum payments on leases with remaining terms in excess of one year, consist of the following ($000s):

Amount
2010	$21,757
2011	19,570
2012	17,860
2013	16,410
2014	14,721
Thereafter	15,389
$105,707
Total rent expense related to operating leases was $31.3 million and $32.7 million for the years ended December 31, 2009 and 2008, respectively.
Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.
SERVICE COMMITMENTS
The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.
NOTE 17 – SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) steel mills which manufacture and market a wide range of Long Steel Products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod and (b) downstream products which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh and wire drawing. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 1. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; short-term investments; long-term investments; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes some unallocated selling and administrative expenses, interest income, interest expense, write down of long-term investments and income tax expense that may not be directly attributable to either specific segment. As further discussed in Note 18, the Company recorded a $115.0 million non-cash pre-tax charge for the year ended December 31, 2009, related to facility closure costs. For the year ended December 31, 2009, the facility closure costs allocated to the steel mills and the downstream segments were $112.8 million and $2.2 million, respectively.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Operational results and other financial data for the two business segments for the years ended December 31 were as follows ($000s):

	Year Ended December 31,
	2009	2008
Revenue from external customers:
Steel mills	$3,099,285	$6,769,530
Downstream products	1,096,438	1,758,950
Total	$4,195,723	$8,528,480

Inter-company sales:
Steel mills	$494,158	$937,883
Downstream products	—	—
Corp/eliminations/other	(494,158)	(937,883)
Total	$—	$—

Total sales:
Steel mills	$3,593,443	$7,707,413
Downstream products	1,096,438	1,758,950
Corp/eliminations/other	(494,158)	(937,883)
Total	$4,195,723	$8,528,480

Operating (loss) income:
Steel mills	$(140,470)	$(45,661)
Downstream products	56,552	(31,918)
Corp/eliminations/other	(2,520)	(55,509)
Total	$(86,438)	$(133,088)

Depreciation expense:
Steel mills	$180,995	$192,184
Downstream products	19,517	17,053
Corp/eliminations/other	13,594	10,430
Total	$214,106	$219,667

Amortization expense:
Steel mills	$54,591	$93,092
Downstream products	11,145	9,867
Total	$65,736	$102,959

Impairment of goodwill:
Steel mills	$—	$1,194,360
Downstream products	—	83,640
Corp/eliminations/other	—	—
Total	$—	$1,278,000

	December 31,
	2009	2008
Segment assets:
Steel mills	$4,701,907	$5,373,934
Downstream products	637,978	880,364
Corp/eliminations/other	1,027,080	1,015,757
Total	$6,366,965	$7,270,055

Segment goodwill:
Steel mills	$1,783,798	$1,773,711
Downstream products	178,300	178,300
Total	$1,962,098	$1,952,011

Segment Intangibles:
Steel mills	$435,103	$489,667
Downstream products	14,900	26,069
Total	$450,003	$515,736

	Year Ended December 31,
	2009	2008
Capital expenditures:
Steel mills	$61,834	$139,569
Downstream products	10,964	18,787
Corp/eliminations/other	5,288	9,761
Total	$78,086	$168,117
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Geographic data was as follows ($000s):

	United States	Canada	Total
December 31, 2009
Revenue from external customers	$3,611,929	$583,794	$4,195,723
Property, plant and equipment	1,335,025	285,827	1,620,852

December 31, 2008
Revenue from external customers	$7,300,256	$1,228,224	$8,528,480
Property, plant and equipment	1,533,064	275,414	1,808,478
NOTE 18 – FACILITY CLOSURE COSTS
During the second quarter of 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its plans to stop production at certain facilities (the “Plan”). The Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities during the third quarter of 2009. The Company recorded a $115.0 million pre-tax charge for the year ended December 31, 2009, related to the Plan. The charge is included in the Facility closure costs line item of the Company’s Consolidated Statement of Earnings and it impacted the Company’s mills and downstream segments. The pre-tax facility closure cost charge for the year ended December 31, 2009 consisted of the following ($000s):

December 31, 2009
Write-down of property, plant and equipment	$81,888
Inventory	11,668
Employee severance costs	5,026
Pension curtailment	3,967
Other	12,484
$115,033
The cash charges which were included in the $115.0 million charge for the year ended December 31, 2009 were $15.1 million. Any unpaid cash charges were insignificant as of December 31, 2009. The Plan was substantially completed in 2009 and any remaining charges related to the Plan should be insignificant.
NOTE 19 – SUBSEQUENT EVENTS
In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”), which is subject to shareholder approval. In connection with the proposed adoption of the EIP, the Company terminated the LTIP discussed in Note 15, and no further awards will be granted under this plan.
The EIP is designed to provide awards as determined by the Human Resources Committee of the Board of Directors. Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in Common Shares, awards may be settled in cash or Common Shares. The maximum number of Common Shares issuable under the EIP is 16,000,000.
For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a Common Share on the date of the award, as defined in the EIP. The vesting period for Options and SARs is determined by the Human Resources Committee at the time of grant. Options and SARs have a maximum term of 10 years. No more than 8,000,000 Common Shares may be issued under the EIP pursuant to SARs granted on a stand alone basis.
With respect to any award made in the form of DSUs, RSUs or PSUs, the number of Common Shares awarded to a participant and the vesting period of the award is determined by the Human Resources Committee. Under the EIP, no more than 1,000,000
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Common Shares may be issued pursuant to DSUs and no more than 2,500,000 Common Shares may be issued pursuant to RSUs.
On March 12, an award of approximately $11.8 million was granted to participants under the EIP for 2010 performance, subject to shareholder approval of the EIP. Participants: (i) below a specified pay grade received their award in the form of SARs settled in Common Shares that vest ratably over five years, and (ii) above a specified salary grade received their award (a) 25% in the form of SARs settled in Common Shares that vest ratably over five years, (b) 25% in RSUs settled in Common Shares that vest ratably over five years, and (c) 50% in PSUs settled in Common Shares that cliff vest after five years subject to the achievement of certain annual targets. In addition, in order to take account of the difference between the four year vesting period for awards under the LTIP and the five year vesting period for the 2010 award under the EIP, in 2010 the Human Resource Committee made a one time award of RSUs that cliff vest after four years to participants above a specified salary grade. The Company issued 1,728,689 SARs, 277,621 RSUs, and 396,602 PSUs, under this plan. This award is being accrued over the vesting periods.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

CONTACT INFORMATION
GERDAU AMERISTEEL
Executive office
4221 W. Boy Scout Blvd. - Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
Investor relations
Phone: (813) 319.4896
Fax: (813) 207.2355
ir@gerdauameristeel.com
GERDAU GROUP
Executive office
Av. Farrapos, 1811
Bairro Floresta - Porto Alegre - RS - Brazil
CEP 90220-005
Phone: +55 (51) 3323.2000
investor relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
E-mail: acionistas@gerdau.com.br or inform@gerdau.com.br
www.gerdau.com.br/ri
TRANSFER AGENT
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Phone: 1.800.387.0825 / 416.643.5500
inquiries@cibcmellon.com

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